CTI Nano Reactor System
_____

CONFIDENTIAL

TECHNOLOGY LICENSE, MARKETING & COLLABORATION AGREEMENT

Between

CAVITATION TECHNOLOGIES, INC.

and

N.V. DESMET BALLESTRA GROUP S.A.

November 1, 2010

**TECHNOLOGY LICENSE, MARKETING
& COLLABORATION AGREEMENT**

This **TECHNOLOGY LICENSE, MARKETING & COLLABORATION AGREEMENT** ("Agreement"), dated and made effective as of November 1, 2010 ("Effective Date"), is entered into by and between **CAVITATION TECHNOLOGIES, INC**., a Nevada corporation ("Licensor"), and **n.v. DESMET BALLESTRA GROUP s.a.**, a Belgian corporation ("Licensee") (the parties herein sometimes referred to individually as a "Party" or collectively as the "Parties").

P R E A M B L E

A.   Licensor has developed and owns the CTI Nano Reactor System (the "CTI System"), a proprietary nano-cavitation reactor system comprised of equipment designed and manufactured to Licensor's specifications and associated proprietary technology that may be used in the Nano Neutralization™ process and in other oils and fats related applications in the Field of Vegetable Oil Processing; and

B.   Licensee, together with its Affiliates, is a professional engineering firm engaged in the design and construction of vegetable oil extraction, production and refining facilities ("Facilities") and has been granted, subject only to the limitations and reservations contained herein, an exclusive, non-transferable license to (1) market the CTI System anywhere in the world (the "Licensed Territory") for and as to any use, application or process within the Field of Vegetable Oil Processing, (2) incorporate the CTI System into Licensee's process design package(s) for Facilities, and (3) design and construct Nano Reactor Units for the purpose of installing or integrating them into Facilities located within the Licensed Territory.

C.   Licensor and Licensee have previously entered into the Marketing & Technology License Agreement dated January 15, 2010 and desire to mutually cancel such agreement and to replace and supersede it in its entirety by entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

**ARTICLE I
DEFINITIONS & INTERPRETATION**

1.01 Defined Terms. Capitalized terms used in this Agreement shall, unless otherwise defined in the text of this Agreement or the context shall otherwise require, have the meanings and definitions ascribed to them as set forth in Schedule 1.01 hereto.

1.02 General Terms and Conditions. The provisions contained in this Agreement shall be supplemented by the General Terms and Conditions set forth in Schedule 1.02 hereto.

1.03 Interpretation. Defined terms in this Agreement shall apply equally to both their singular and plural forms; references to a designated "Article" or "Section" refers to an Article or Section of this Agreement, unless otherwise indicated; references to a designated "Schedule" or "Exhibit" refers to a Schedule or Exhibit of this Agreement, unless otherwise indicated; and "including' is used only to indicate examples, without limitation to the indicated samples and without limiting any generality which precedes it.

ARTICLE II
LICENSOR GRANTS TO LICENSEE

2.01   Scope of Grant.   (a)   Subject to the terms and conditions of this Agreement, Licensor grants to Licensee a limited, exclusive, non-transferable license and right to use the Licensor Patent Rights and Licensor Technical Information to:

(1) Market, design, construct and install Nano Reactor Units utilizing or deploying the Licensed Technology at Facilities located anywhere in the Licensed Territory and that are owned or operated by Site Users that have executed Site User Licenses with Licensor and that will operate such Units for the purpose of conducting Nano Neutralization™ at the Facility and/or other proprietary processes and applications that Licensor and Licensee may make available to Facilities from time to time, in each case limited to the Field of Vegetable Oil Processing.

(2) Incorporate the CTI System into Licensee's process design packages for Facilities to facilitate Licensee's design, fabrication, construction and installation or integration of Nano Reactor Units at Facilities located anywhere in the Licensed Territory; and

(3) Assist Site Users in the inspection, installation, testing, startup, operation and maintenance of Nano Reactor Units located at the Facilities, including the procurement and supply of approved components and parts for such Units, under the terms of this Agreement and each Site User License.

(b) Subject to the terms and conditions of this Agreement, Licensor grants to Licensee a limited, exclusive, non-transferable license and right, to the exclusion of all Persons other than Licensor, to use the Licensed Technology, working on a collaborative basis with Licensor, in conducting research and in developing (1) Inventions or Improvements, and (2) new or additional devices, processes or applications, in each case limited to within the Field of Vegetable Oil Processing.

2.02   Limitations; Reservations.   (a)   The rights and license granted to Licensee in this Agreement shall be limited to designing, fabricating, constructing, assembling, installing and maintaining Nano Reactor Units that (1) are operated and maintained under the terms of Site User Licenses issued by Licensor that grant Site Users the right to use the Licensed Technology in operating and maintaining such Units; (2) are installed at and operated in conjunction with Facilities located within the Licensed Territory; and (3) are operated solely for purposes and using applications and processes within the Field of Vegetable Oil Processing and for no other purpose or in any of field of use.

(b) Licensor hereby reserves the right, subject to the right of grant in Section 2.01(b), to practice the Licensed Technology in conducting research and development with respect to (1) Inventions or Improvements, and (2) new or additional devices, processes and applications both within and outside the Field of Vegetable Oil Processing.

(c) Notwithstanding anything to the contrary in this Agreement, Licensor reserves and hereby excludes from the license and rights granted to Licensee herein:

(1) The right to design, make and manufacture, or have manufactured by other Persons, each of the Licensed Reactors required by Licensee for each Nano Reactor Unit and to supply all such Reactors to Licensee directly or acting on behalf of each Site User;

(2) The right to practice the Licensed Technology in any and all fields of use other than the Field of Vegetable Oil Processing, including the right to make, use, assign or sell the Licensed Technology, to

engage in research and development, and to license to any Person the right to design, manufacture, construct, install, operate, sell, sublicense, lease or otherwise market the CTI System, or any Nano Reactor Unit or Licensed Reactor, for any purpose, application or process outside the Field of Vegetable Oil Processing and under terms and conditions as Licensor shall determine in its sole discretion.

2.03 **Limitations; Prohibitions.** The rights and license granted to Licensor in Section 2.01 shall not include, and License shall have no right or authority to, (a) practice, use or deploy the Licensed Technology in any manner inconsistent with the rights and license granted to Licensee in Section 2.01 or in other provision of this Agreement, (b) transfer, distribute, disclose or make available the Licensed Technology to any Person, whether by assignment, sublicense or otherwise, or allow any Person access to the Licensed Technology except as authorized herein, (c) copy, adapt, reverse engineer, decompile, disassemble or modify, in whole or in part, any Nano Reactor Unit or Licensed Reactor, or the Licensed Technology, or use any of them in any way to create derivative works, or (d) publish, disclose, copy or reproduce the Confidential Information for any purpose except as authorized in this Agreement or the Secrecy & Non-Disclosure Agreement.

2.04 **Pre-Existing Licenses; Arrangements.** The Parties acknowledge that they, or either of them, have entered into pilot test agreements, site user licenses and equipment leases that authorize Site Users to operate Nano Reactor Units at their Facilities for specified purposes, and to use the Licensed Technology in connection therewith, as described in Schedule 2.04 hereto. All such agreements, user licenses and leases shall be subject to the terms of this Agreement, with such modifications as the Parties may agree upon in writing.

2.05 **Extension to Licensee's Affiliates.** Licensor hereby authorizes Licensee to extend to its Affiliates all of the rights of Licensee under this Agreement, provided that Licensee, in a writing substantially in the form of Schedule 2.05 hereto, promptly notifies Licensor of any such extension and each such Affiliate agrees to observe and be bound by all of the obligations of Licensee under this Agreement.


ARTICLE III
LICENSED REACTORS & OTHER COMPONENTS


3.01 **Reactor Requirements; Supply; Ownership.** (a) Each Licensed Reactor required for a Nano Reactor Unit designed and constructed by Licensee under this Agreement shall be supplied by Licensor. Each Reactor shall be designed and manufactured in accordance with Licensor's specifications. Licensor shall retain the full and unlimited right to practice the Licensed Technology in connection with the design, manufacture and supply of Reactors ordered by Licensee under the terms of this Agreement.

(b) Licensor agrees to supply to Licensee or the designated Site User each Reactor required by Licensee hereunder. Each Reactor shall be supplied on a licensed use basis as contemplated by this Agreement and as specified in the applicable Site User License. Subject to the user license granted to each Site User under the Site User License, the sole and exclusive ownership of all Licensed Reactors shall remain with Licensor at all times.

3.02 **Reactor Orders; Components.** (a) Each order placed by Licensee for Licensed Reactors shall be substantially in the form of the purchase order in Exhibit A hereto (each a "Purchase Order"). Each Purchase Order shall include (1) the model and quantity of the Reactor(s) being ordered, together with a description of any other any other components and parts requested by Licensee; and (2) the name and address of the Site User and the Facility at which the Unit containing the Reactor(s) will be delivered, installed and operated.

(b)   Licensee shall submit a single Purchase Order for the Reactor(s) and other equipment or components that will be incorporated or integrated into each Nano Reactor Unit. Each Purchase Order shall be subject to Licensor's acceptance.

3.03   **Delivery of Reactor(s).**   Licensed Reactors ordered by Licensee shall be shipped and delivered, at Licensor's cost, to Licensee or the Site User within ninety (90) days after Licensor receives (a) a Purchase Order signed by Licensee and accepted by Licensor, (b) a Site User License executed by Site User, and (c) payment of the License Fees for the Reactor(s), together with payment for other equipment or components, as specified in Purchase Order(s).

3.04   **Prohibited Uses.**   (a)   Licensee will not, without Licensor's prior written consent, (1) modify or alter any Licensed Reactor or affix or install any accessory, equipment or device thereon (other than in accordance with Licensor's specifications), (2) modify or alter the configuration or performance of any Reactor, (3) attempt to "reverse engineer" the proprietary design, configuration or technology for or in any Reactor, or (4) tamper with, modify or alter the security seal affixed to each Reactor. Without Licensor's prior written consent, any removal, export or relocation of any Licensed Reactor after being integrated into a Nano Reactor Unit installed at a Facility is prohibited. Similar restrictions shall be included in each Site User License.

(b) Violations of the provisions of this Section 3.04 shall constitute a "material default" under this Agreement (and the Site User License) and shall constitute grounds for termination. Violation of this Section 3.04 as to any Licensed Reactor shall void all Licensor warranties with respect to such Reactor and may violate the laws, rules and regulations of the United States and/ or other jurisdiction in which the Reactor is located.

3.05 **Maintenance; Return.** (a) Each Site User License shall require the Site User to maintain and protect, under the terms of each such user license, each of the Licensed Reactors included in any Nano Reactor Unit installed at a Facility owned or operated by such Site User. Each Site User shall bear the risk of loss (from any cause whatsoever) of each Licensed Reactor from and after the date on which Licensor delivers the Reactor to Licensee or such Site User at the Facility or other located designated by Licensee in the Purchase Order.

(b) Upon permanent shut-down of any Nano Reactor Unit or termination of a Site User Agreement, the Site User, at its cost, shall be required, under the terms of the Site User License, to deliver or return to Licensor each Licensed Reactor in substantially the same condition and working order, excepting normal wear and tear, as it was in when originally delivered by Licensor under this Agreement.

ARTICLE IV
USER LICENSES; INSTALLATION & STARTUP; MAINTENANCE

4.01   **Site User License Requirements.**   Notwithstanding anything to the contrary in this Agreement, neither Licensee nor any Site User (or any other Person) shall have any license or right to operate and maintain any Nano Reactor Unit or any Licensed Reactor, or to use the Licensed Technology in connection therewith, except under and pursuant to the terms of a Site User License issued by Licensor. Accordingly, upon delivery of any Purchase Order to Licensor as provided in Section 3.02, Licensee will arrange for the Site User to execute and deliver to Licensor a Site User License in substantially the form of Exhibit B hereto or in such other form as may be agreed upon by Licensor and Site User.

4.02 Installation; Startup. Upon delivery of each Nano Reactor Unit at a Facility and prior to testing or startup, Licensee shall require that each Site User shall examine the Unit to determine its physical condition and operational status and its conformity to Licensee's Process Design Package. Licensee and Site User shall then conduct such testing of the Unit as may be required to determine that it is operational and functional. Licensee shall give Licensor at least seven (7) days advance notice of the scheduled delivery, inspection and testing of each Unit to provide Licensor an opportunity to participate in such inspection and testing.

4.03 Quality Control; Documentation. (a) Licensee shall require that each Site User diligently adhere to any procedures, instructions, specifications and guidelines established by Licensee with respect to installation and operation of each Nano Reactor Unit or contained in Documentation developed or prepared by Licensor and Licensee on a joint basis. Licensee shall deliver the Documentation to each Site User prior to or at the time of handover of each Unit to the Site User.

(b) Upon Licensor's request from time to time, Licensee shall deliver to Licensor suggested or proposed revisions to the Documentation. Any proposed changes, modifications or revisions to the Documentation shall require Licensor's consent before being implemented or adopted.

4.04 Maintenance of Units/Components. Each Site User shall be required to maintain, at its expense, each Nano Reactor Unit in good operating order, repair, condition and appearance, and shall protect each Unit from deterioration, other than normal and expected wear and tear, and damage, loss or destruction. Each Unit, together with the Licensed Reactors and other components and parts, shall be kept, used and stored in secure facilities until they are delivered and installed at the Facility designated in the Site User License.

ARTICLE V
TECHNICAL ASSISTANCE AND SUPPORT

5.01 Scope of Services. During the term of this Agreement, Licensor shall provide to Licensee, at the rates specified in Exhibit C hereto, any consultation, technical assistance and support services that Licensee may reasonably request, whether by telephone, written communications or in person, in (a) developing or revising any Process Design Package and any design or detailed engineering required for the CTI System or any Nano Reactor Unit, (b) the installation, operation or maintenance of any Unit or any associated problems, and (c) providing training to Representatives of Licensee or any Site User.

5.02 Inspection; Training. Licensee agrees to arrange for Site Users to give Licensor and its Representatives access to Nano Reactor Units installed at Facilities for inspection and for the purpose of training the Representatives of Licensee or any Site User. All expenses of Representatives of Licensee or any Site User in attending training sessions provided by Licensor shall be the responsibility of Licensee or such Site User, as the case may be. Expenses of Licensor's Representatives engaged in training conducted away from Licensor's offices, including airfare, meals and lodging, shall be paid to Licensor in advance or promptly reimbursed to Licensor upon request.

ARTICLE VI
INVENTIONS & IMPROVEMENTS

6.01 Licensor Inventions or Improvements. Licensor agrees to disclose promptly to Licensee all Inventions or Improvements invented, discovered, conceived or developed by Licensor and in a stage of development potentially suitable for evaluation, testing or commercial use.

6.02 <u>Licensee Inventions or Improvements</u>. (a) Licensee agrees to disclose promptly to Licensor all Inventions or Improvements invented, discovered, conceived or developed by Licensee, whether or not such Invention or Improvement is in a stage of development potentially suitable for evaluation, testing or commercial use. Licensee shall permit Licensor and its Representatives to inspect, at mutually convenient times, the operating procedures, process conditions, material balances, energy consumption, reactant performance, analyses of product and other internal streams, feedstocks, catalysts and chemicals, chemical compounds or chemical reactions that are or may be applicable to any such Invention or Improvement.

(b) Should Licensee invent, make, discover, conceive or develop any patentable Invention or Improvement, Licensee will notify and allow Licensor a period of ninety (90) days to file patent applications with respect thereto in its own name and at its own expense and to take such other steps that may be required or necessary, in its sole judgment, to protect its rights in such Invention or Improvement. In the event that Licensor fails or otherwise elects not to file patent applications within the 90-day period, Licensee shall be entitled, at its option and at its own expense, to proceed to prepare and file any such patent application, provided that (1) such application lists or identifies both Licensor and Licensee as joint applicants (as well as assignees of any discovery or invention forming the basis of such application), and (2) any resulting patent is issued to Licensee and Licensor jointly as co-owners. The Parties will share the costs of any such joint patent applications on an equal basis.

6.03 <u>Ownership; Grant of License</u>. (a) Except with respect to any Invention or Improvement that is co-owned by the Parties as provided in Section 6.02(b), Licensor shall, at all times, have full and unlimited ownership of all Inventions or Improvements; <u>provided</u>, <u>however</u>, all such Inventions or Improvements shall, to the extent that they may be used or practiced in the Field of Vegetable Oil Processing, be included within the scope of the rights and license granted to Licensee under this Agreement. Upon Licensor's written request, Licensee shall assign and transfer to Licensor all of Licensee's ownership rights in any Invention or Improvement, including any patent, patent application, copyright, trade secret or other intellectual property right contained therein or arising with respect thereto.

(b) Licensee shall, upon Licensor's request, take such actions and execute all documents and cause its Representatives to take all actions and execute all documents as are necessary or appropriate to carry out the provisions of this Article VI and shall assist Licensor in preparing, filing, prosecuting and assigning patents, patent applications, copyrights, trademarks and other intellectual property rights and in otherwise securing their protection.


ARTICLE VII
INTELLECTUAL PROPERTY, OWNERSHIP & PATENT FILINGS


7.01 <u>Ownership of Intellectual Property</u>. (a) All patents, patent applications, copyrights, trade secrets and other intellectual property rights in or relating to the CTI System, any Nano Reactor Unit or any Licensed Reactor, or in or relating to the Licensed Technology, in all languages, formats and media throughout the world, are and shall remain the sole and exclusive property of Licensor, including (1) the Licensor Primary Patents, Licensor Patent Rights, and Licensor Technical Information, (2) all Inventions or Improvements except as provided in Section 6.02(b), and (3) each Process Design Package and any detailed engineering design and any document contained therein or considered a part thereof, and any Drawings, whether in print, digital or other form, showing the design, configuration and/or engineering of any Nano Reactor Unit (including the Pilot Plant) or any Licensed Reactor, in each case prepared or developed individually or jointly by Licensor or Licensee, or any of their respective Representatives, and (4) the Licensed Technology; <u>provided</u>, <u>however</u>, the Parties acknowledge and agree that any document and any engineering data prepared or developed by Licensee to integrate the CTI System or any Nano Reactor Unit into any Facility shall be the sole and exclusive property of Licensee.

(b) Nothing in this Agreement shall be construed or interpreted as assigning or transferring to Licensee or any other Person any portion or aspect of Licensor's ownership rights (including intellectual property rights) in the properties specified or described herein.

7.02 Additional Patent Filings.   In the event that Licensee receives orders for Nano Reactor Units that will be delivered, installed and operated in countries or jurisdictions other than the United States, Licensee shall consult with Licensor to determine whether Licensor has filed patent applications or obtained patents with respect to the CTI System and the Licensed Technology that will provide adequate protection to Licensor in each such country or jurisdiction. Licensor shall be responsible for all of the fees and related costs incurred in preparing, filing and prosecuting any such patents or patent applications, including filing fees, costs and attorneys' fees.

ARTICLE VIII
LICENSE FEES, PAYMENTS & ROYALTIES

8.01 License Fees; Component Prices. (a) Under the terms of this Agreement and each Site User License, Licensor shall charge, and Licensee shall pay to Licensor as provided herein (1) a license fee ("License Fee") for each Licensed Reactor ordered by Licensee and supplied by Licensor for integration into a Nano Reactor Unit, and (2) the applicable price ("Price") for each item of equipment, components and parts (other than Reactors) ordered from Licensor. License Fees for the Reactors supplied under the terms of this Agreement shall be as follows:

(1) Nano Neutralization™ Process. For Reactors that will be integrated into installations of the Nano Neutralization™ process at a Facility, the License Fee will be a fixed amount based on the throughput capacity of each Reactor as shown in Exhibit D hereto; and

(2) Other Applications/Processes. For Reactors that will be integrated into Nano Reactor Units installed at Facilities for Other Applications, or any installation of the Nano Neutralization™ process in conjunction with Other Applications, the License Fees will be established by Licensor upon receipt of each order.

(b) Licensor shall be entitled, subject to Licensee's acceptance, to revise and modify its Prices for equipment, components and parts (other than Reactors) that may be ordered by Licensee under the terms of this Agreement.

8.02 Performance-Based Royalties. (a) Under the terms of each Site User Agreement, Licensor shall receive a Performance-Based Royalty for the use of the Licensed Technology by each Site User in connection with each Nano Reactor Unit designed, constructed and marketed by Licensee hereunder. Except as otherwise agreed, the Royalty in each case shall be a fixed monthly payment (each a "Monthly Royalty") determined pursuant to the terms of a performance model developed by the Parties for each application or process for which the Licensed Technology shall be installed or deployed at a Facility. In each case, the Monthly Royalty payable under the Site User Agreement shall be based on the performance of each Unit and/or the net increase in value or savings generated by the use or deployment of the Licensed Technology at each Facility.

(1) Nano Neutralization™. For installations of the Nano Neutralization™ process, the amount of the Monthly Royalty shall equal forty percent (40%) of the Established Savings calculated from data

generated during a performance test conducted within fourteen (14) days after installation of each Unit at a Facility. The procedures and criteria for conducting the performance test and in calculating the Established Savings and the Monthly Royalty for each Facility using or deploying Nano Neutralization™ are set forth in model entitled "Performance-Based Royalty Model – Nano Neutralization™ Process" attached as Exhibit E hereto.

(2) Other Applications/Processes. For installations of the Licensed Technology for other proprietary applications or processes, the Parties will develop a model or models for determining the Royalty that will be paid under Site User Licenses. Unless otherwise agreed, each such model will include (i) procedures and criteria for evaluating the performance of the Licensed Technology in each Unit installed at or integrated into a Facility, and (ii) a methodology for determining the Monthly Royalty under each Site User License utilizing data generated during a Performance Test conducted after installation of each Unit at a Facility.

(b) Once the Performance-Based Royalty for the use or application of the Licensed Technology has been determined, Licensor and the Site User will execute a written addendum ("Royalty Addendum") to the Site User License that confirms the effective date thereof and the amount of the Monthly Royalty that will be paid by Site User during the Primary Term of the Site User License. Unless otherwise agreed, in the event that a Site User elects to exercise any renewal option under a Site User License, the Monthly Royalty shall be redetermined at the beginning of each extension or renewal term using the procedures and criteria contained in the Performance-Based Royalty Model applicable to the Site User License. Each Monthly Royalty that is redetermined at the beginning of any renewal term under a Site User License shall be confirmed by Licensor and Site User by execution of a Royalty Addendum.

8.03 Fees & Payments; Licensee. As consideration for the services rendered by Licensee pursuant to the rights and license granted under this Agreement, Licensor agrees to remit to Licensee fifteen percent (15%) of the Monthly Royalty received by Licensor under each Site User License. All such payments shall be made to Licensee within thirty (30) days after Licensor's receipt of each payment.

8.04 Pilot Test Units; Costs. (a) For orders of Licensed Reactors that Licensee intends to integrate into Nano Reactor Units installed at Facilities for the purpose of pilot testing and evaluation (each a "Pilot Test Unit"), Licensee will, at the time it delivers a Purchase Order to Licensor for such Reactors, pay Licensor fifty percent (50%) of the License Fees owed for such Reactors and the Parties shall initially share equally, on a 50-50 basis, all other costs associated with the manufacture, shipment, installation and testing of each such Unit, including the cost of returning the Reactors to Licensor if the Site User elects not to retain the Unit. The initial payment of License Fees to Licensor for Reactors ordered for Pilot Test Units shall be non-refundable, with the balance owed for the Reactors, and reimbursement or repayment to Licensor of the amount initially contributed to the manufacturing and installation costs for each Pilot Test Unit, paid to Licensor as provided below. Licensor will deliver the Reactors to Licensee within ninety (90) days after receiving the initial payment of License Fees.

(b) For each Pilot Test Unit installed at a Facility, Licensor shall transmit a temporary site user license to Licensee, which must be executed by the Site User and returned to Licensor prior to delivery of the Reactors to Licensee. No Royalty shall accrue as a result of the operation of any Pilot Test Unit.

(c) If a Site User receiving a Pilot Test Unit elects to retain the Unit after completion of the pilot test period, Licensee shall so notify Licensor and Licensor will forward to Licensee a Site User License for execution and return by Site User. Upon Licensor receiving an executed Site User License, Licensee shall immediately pay, remit and reimburse to Licensor (1) the balance of License Fees owed for the Reactors integrated into such Unit, and (2) the full amount of any manufacturing and installation costs initially paid by Licensor for such Unit. If the Site User receiving a Pilot Test Unit elects not to retain the Unit, Licensee shall remain the owner of the Unit and shall retain custody of the Reactors until the Unit is placed with a different Site User.

8.05 Payment Procedure. All fees and other amounts payable by Licensee to Licensor, or by Licensor to Licensee, under this Agreement shall be (a) exclusive of sales, use or value added taxes (VAT) or the equivalent, ad valorem, personal property and other taxes, all of which shall be the responsibility of Licensee or Site User, as the case may be, (b) paid without notice, demand, counterclaim, setoff, deduction, abatement, or proration by reason of any circumstance or occurrence, and (c) paid in immediately available U.S. Dollars, either in cash or by wire transfer to an account in the recipient's name at a bank or banking institution as it may specify from time to time.


ARTICLE IX
ASSIGNMENTS AND TRANSFERS


9.01 General Prohibition. During the term of this Agreement, except as provided in Section 9.02, neither Party shall be entitled to convey, transfer, sell, encumber or otherwise assign to any Person, without the prior written consent of the other Party, this Agreement or any interest therein. Any attempted assignment or transfer of this Agreement by a Party, except in accordance with Section 9.02, shall be null and void.

9.02 Permitted Transfers. Notwithstanding the provisions of Section 9.01, either Party may assign or transfer the entirety of its rights and interests under this Agreement to any Person that acquires the transferring Party, whether by merger, consolidation, or the acquisition of all or substantially all of the transferring Party's assets, common stock or other ownership or equity interests, provided that (1) the transferring Party first notifies the other Party in writing of the proposed assignment or transfer and includes in the notice the name and address of the acquiring Person and a brief description of the acquisition; (2) the transferring Party and the acquiring Person execute an assignment instrument in which the acquiring Person expressly assumes all of the transferring Party's obligations under this Agreement, and (3) a copy of the fully-executed assignment instrument is provided to the non-transferring Party.


ARTICLE X
DURATION AND TERMINATION


10.01 Term; Duration. (a) This Agreement shall become effective as of the Effective Date and shall continue in full force and effect for an initial period of three (3) years from and after the Effective Date (the "Primary Term"). At the end of the Primary Term, this Agreement shall automatically be extended for additional periods of three (3) years each (each a "Renewal Term") unless a Party elects, during any Renewal Term, to terminate this Agreement by giving written notice to the other Party at least six (6) months prior to the date on which such termination shall become effective.

(b) The exclusive nature of the rights and license granted to Licensee under Section 2.01 is based on the assumption that Licensee will market and install at Facilities a minimum of (1) ten (10) Nano Reactor Units during the first year of the Primary Term, and (2) twenty (20) Units during each subsequent year of the Primary Term (in each such year the "Minimum Annual Units"). Should Licensee fail to complete the placement, installation or integration of the Minimum Annual Units at Facilities during any year of the Primary Term, Licensor shall have the right, by written notice to Licensee, to convert the exclusive rights and license granted to Licensee under Section 2.01 to a non-exclusive license and right during the remaining term of this Agreement.

10.02 **Termination for Material Default.** (a) Upon written notice from Licensor to Licensee of any material default under this Agreement, the Parties shall attempt to resolve any differences between them and to cure any such default that existing under this Agreement. If a material default continues for a period of ninety (90) days following Licensor's notice of such default without being cured or corrected, Licensor may, upon written notice to Licensee, terminate this Agreement.

(b) Termination of this Agreement shall not preclude any Party from pursuing or enforcing any claim it may have for damages or otherwise on account of a default by any Party.

10.03 **Effect of Expiration/Termination.** Termination of this Agreement under this Article X or otherwise shall not (a) relieve Licensee of its obligations to account for and pay all amounts due Licensor under this Agreement; (b) affect any rights granted to Site Users that are in compliance with the terms of Site User Licenses in effect as of the date of any such termination, and (c) affect Licensor's right to receive Royalties paid by Site Users or Licensee's right to a specified percentage of such Royalties as provided in Section 8.03.

ARTICLE XI
CONFIDENTIALITY AND NON-DISCLOSURE

11.01 **Confidentiality; Non-Disclosure.** Each of the Parties agrees that any Confidential Information developed or acquired by either Party or disclosed or made available to a Party (or its Affiliates) by the other Party at any time prior to or during the term of this Agreement shall be kept strictly confidential in accordance with the Secrecy & Non-Disclosure Agreement.

ARTICLE XII
USE OF NAMES, MARKS AND LOGOS

12.01 **Licensor's Name, Marks and Logos.** (a) Subject to Section 12.01(b), Licensee shall be entitled to use Licensor's name, marks and logos in materials prepared or used by Licensee to advertise, promote or market the CTI System or any Nano Reactor Unit. Licensee shall not publish, use or refer to Licensor's name, marks or logos in any manner that would diminish, dilute or compromise its/their commercial value.

(b) All advertising, promotional and marketing materials prepared or used by Licensee that use Licensor's name, marks or logos to describe the CTI System or any Nano Reactor Unit must be approved in writing by Licensor before their use or distribution. Licensee shall not issue any press release or other public announcement or statement with respect to the existence or terms of this Agreement or any Site User License without Licensor's prior approval.

12.02 **Licensee's Name, Marks and Logos.** (a) Subject to Section 12.02(b), Licensor shall be entitled to use Licensee's name, marks and logos in materials prepared or used by Licensor to advertise, promote or market the CTI System or any Nano Reactor Unit. Licensor shall not publish, use or refer to Licensee's name, marks or logos in any manner that would diminish, dilute or compromise its/their commercial value.

(b) All advertising, promotional and marketing materials prepared or used by Licensor that use Licensee's name, marks or logos to describe the CTI System or any Nano Reactor Unit must be approved in writing by Licensee before their use or distribution. Licensor shall not issue any press release or other public announcement or statement with respect to the existence or terms of this Agreement or any Site User License without Licensee's prior approval.

12.03 <u>Branding Requirement</u>. (a) Either Party may request to have displayed on each Nano Reactor Unit designed, constructed and marketed by Licensee under the terms of this Agreement, either directly on the Unit or in a sign or other display that is permanently affixed thereto, the following:



(DB Logo)	**(CTI Logo)**
Proprietary Design/Technology Licensed to n.v. DESMET BALLESTRA GROUP s.a. by Cavitation Technologies, Inc. Chatsworth, CA	

(b) Within sixty (60) days after the Effective Date, the Parties will develop an appropriate platform, format, artwork and graphics to satisfy the branding format illustrated above, each of which shall require the final approval of both Parties.

(c) Any proposed use, presentation or publication by the Parties, or either of them, of a "co-branded" format, platform or medium for any Nano Reactor Unit, or in any advertising, promotional or scientific materials or works, shall maintain adequate separation of the names, marks and logos of the Parties in order to protect the distinctness and integrity of the marks under Applicable Law and shall require the prior written approval and consent of each Party.

ARTICLE XIII
NOTICES

13.01 <u>Notices</u>. All notices and other communications required under this Agreement shall be in writing and shall be given to a Party at the address or facsimile number specified below or such other address or number as such Party shall at any time specify by like notice to the other Party. Each such notice or other communication shall be effective (i) if given by facsimile, if at the time such facsimile is transmitted an appropriate confirmation of receipt is received, (ii) if given by U.S. postal service or by private courier service, upon receipt of such delivery, (iii) if given by electronic mail, upon delivery if the sending Party retains evidence of such transmission, or (iv) if given by hand delivery, upon receipt of such delivery, in each case addressed as set forth below:

(a) <u>If to Licensor</u>:

Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, California 91311 USA
Telephone: (818) 718-0905
Telefax: (818) 718-1176
Attn: Roman Gordon, Chief Executive Officer
Email: romangordon@cavitationtechnologies.com

(b) <u>If to Licensee</u>:

n.v. Desmet Ballestra Group s.a.

Minervastraat, 1 – B-1930
Zaventem, Belgium
Telephone: +32.2.716.11.11
Telefax: +32 2 716 11 09
Attn: Marc d'Udekem, Chief Executive Officer
Email: mdu@desmetballestra.com

ARTICLE XIV
CONTENT OF AGREEMENT; SCHEDULES & EXHIBITS

14.01 Integrated Documents. (a) This Agreement consists of the Preamble, the Articles and Sections contained in the text of this Signature Document, and the following Schedules and Exhibits:

Schedule 1.01   Definitions
Schedule 1.02   General Terms and Conditions
Schedule 2.04   Pre-Existing Pilot Agreements, User Licenses & Leases
Schedule 2.05   Notice of Extension of Agreement to Affiliates

Exhibit A   Form of Purchase Order
Exhibit B   Form of Site User License
Exhibit C   Licensor's Technical Assistance - Rates
Exhibit D   License Fees and Component Pricing
Exhibit E   Performance-Based Royalty Model–Nano Neutralization™

(b) The Schedules and Exhibits listed above and attached hereto are incorporated herein by reference and made a part of this Agreement for all purposes.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date(s) below.

CAVITATION TECHNOLOGIES, INC.

By: /s/Roman Gordon_____
Name: Roman Gordon
Title: CEO
Date: November 15, 2010

N.V. DESMET BALLESTRA GROUP S.A.

By: /s/Marc d'Udekem_____
Name: Marc d'Udekem
Title: CEO
Date: November 9, 2010

SCHEDULE 1.01
DEFINITIONS

SCHEDULE 1.01
DEFINITIONS

Capitalized terms used in this Agreement, including the preambles and recitals contained therein, shall (unless the context shall otherwise require in the text of each agreement) have the following meanings:

"AAA" means the American Arbitration Association.

"AAA Rules" means the AAA's Commercial Arbitration Rules, together with the AAA Optional Rules for Emergency Measures of Protection, in each case as amended and updated from time to time.

"*Affiliate*" means, with respect to either Party, a person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with that Party, with the terms "control" and "controlled" meaning for purposes of this definition, the power to direct the management and policies of a person or entity, directly or indirectly, whether through the ownership of voting securities or a partnership, membership or other ownership interest, or by contract or otherwise.

"Applicable Law" means all laws, statutes, ordinances, certifications, orders, decrees, injunctions, permits, agreements, rules and regulations of the United States or any state thereof, or any governing authority having jurisdiction over all or any portion of this Agreement or the performance hereof, or other legislative or administrative action of any governing authority, or a final decree, judgment or order of any arbitrator, arbitration panel or a court, including (a) any and all permits, authorizations, certifications or other approvals or orders, (b) any codes and standards contained in or required by Applicable Law, and (c) any Applicable Law related to safety, health or environmental protection.

"Confidential Information" means information, data and documents (whether in print form or capable of being digitally stored and generated), including the following:

(a) Any (1) formula, pattern, compilation, program, apparatus, device, drawing, schematic, method, technique, process or data, (2) business plan, model, organization, organizational chart, customer list, asset inventory or corporate governance record, and (3) business, financial, accounting, economic information and data, in each case that (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons that can obtain economic value from its publication, disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy;

(b) This Agreement and the terms and conditions contained herein, together with any notices, communications or correspondence required or given by the Parties thereunder; the Confidentiality Agreement, and each Site User License;

(c) The Licensor Confidential Information; and

(d) The Licensee Confidential Information.

"CTI System" has the meaning specified in the Preamble of this Agreement.

"Dispute" has the meaning specified in Section 5.02 of Schedule 1.02.

"*Documentation*" means any user, technical or operating guidelines, manuals or other documentation for or relating to the CTI System or any Nano Reactor Unit or any component thereof, prepared and made available to Site Users by Licensee from time to time.

"*Drawings*" means the drawings, diagrams, schematics, blueprints, flow charts or sheets, process data sheets and other documents developed by Licensor or on its behalf, or developed by Licensee pursuant to the rights granted under this Agreement, depicting or relating in any way to the CTI System, any Nano Reactor Unit or any component thereof, or any Licensed Reactor.

"*Effective Date*" means the date on which this Agreement shall take effect as specified in the first or introductory paragraph of this Agreement.

"*Established Savings*" means, for the purpose of determining the Monthly Royalty payable by Site Users using the Nano Neutralization™ process as provided in Section 8.02(a)(1), the calculated net value increase in oil yield, chemical savings and energy consumption or savings based on data generated by a Performance Test conducted after installation of each Unit at a Facility, in each case pursuant to procedures and criteria set forth in the Performance-Based Royalty Model for Nano Neutralization™. The "Established Savings" calculated for each Unit shall be an agreed upon fixed amount that is used to determine the Monthly Payment payable under each Site User License.

"*Facility*" means any plant or facility located at a geographic site or location within the Licensed Territory and designed, constructed and operated for the purpose extracting, processing or refining Vegetable Oil or in conducting or performing any of the processes, methods or technologies used or deployed in the Field of Vegetable Oil Processing.

"*Field of Vegetable Oil Processing*" means the mechanical, chemical, physical and other processes, methods and technologies involved or deployed in (a) the preparation, extraction, processing and/or refining of natural (crude) oils derived from plants (principally vegetables, fruits, seeds and nuts), animal fats and other organic materials (excluding crude oil and other hydrocarbon based oils, minerals and substances) to produce Vegetable Oil that may be used for human consumption, medicinal purposes, animal feeds and various technical applications, (b) preventing, reducing, treating, controlling and/or remediating waste characteristics, effluent levels and other environmental conditions that may exist or occur in connection therewith.

"*Inventions or Improvements*" means any patentable or non-patentable invention, discovery, technology and information of any type whatsoever, including processes, methods, formulae, compositions, devices, operating techniques, technical information, knowledge, experience, improvements, modifications, enhancements and know-how relating to, based upon or being derived from the CTI System and/or the Licensed Technology, or any part or aspect thereof, or the design, fabrication, construction, maintenance or operation of any Nano Reactor Unit or the use, practice or commercialization of the Licensed Technology or in making or producing any product, substance or material that utilizes, incorporates, derives from, or is otherwise based on the Licensed Technology, in each case which is discovered, made, designed, developed or acquired by Licensor or by Licensee, as the case may be, solely or with others. The term "Inventions or Improvements" includes patents, patent applications, copyrights, trademarks, trade secrets and Confidential Information, and the entire scope and content of the intellectual and tangible property included therein and produced therefrom.

"*Know-How*" means all factual and proprietary knowledge, information and expertise possessed by Licensor, or to which Licensor has rights, relating to or otherwise useful in (a) the practice of the Licensed Technology, (b) the design, construction, maintenance or operation of the CTI System or any

Nano Reactor Unit, or any Licensed Reactor(s), whether or not such knowledge, information and expertise is included within (1) the Licensor Patent Rights and the Licensor Technical Information, (2) any Invention or Improvement, or (3) any patent or patent application or future patent application, copyright, trademark or other intellectual property rights; and includes all technical, chemical, manufacturing, business, financial, formulation and scientific research data or information, whether or not capable or precise separate description, and whether or not such information is public or non-public.

"*License Fee*" means the license fee paid to Licensor by Licensee or a Site User, as the case may be, for and with respect to each Licensed Reactor supplied by Licensor under this Agreement and licensed pursuant to each Site User License that is or will be incorporated or integrated into a Nano Reactor Unit.

"*Licensed Technology*" means and includes the Licensor Patent Rights and the Licensor Technical Information.

"*Licensed Territory*" means and includes the all countries, nations, states, territories, jurisdictions and areas throughout the world.

"*Licensee Confidential Information*" means:

(1) All Confidential Information developed or maintained by Licensee and furnished or provided to Licensor or its Affiliates, and any of their respective Representatives, which does not consist of or include, and is not based upon or derived from, the Licensor Confidential Information;

(2) Each Process Design Package developed by Licensee or its Affiliates, including each document and any and all information contained therein and not consisting of, based upon or derived from Licensor Confidential Information, together with the Drawings, Standards and Specifications, showing, depicting or relating to the engineering, design, fabrication, construction, installation, startup, operation and maintenance of any Nano Reactor Unit and prepared by Licensee under the license and rights granted in this Agreement; and

(3) All information, data and documents (whether in print form or capable of being digitally stored and generated) furnished or provided by Licensee to Licensor or its Affiliates, and any of their respective Representatives, under the terms of or within the scope of this Agreement, the Secrecy & Disclosure Agreement and/or any Site User License.

(4) Licensee's business, accounting, economic, financial and all non-public corporate information and data developed, maintained or used by Licensee in the ordinary course of its business, including information and data regarding, derived from or otherwise generated by any Nano Reactor Unit designed, fabricated, constructed, and installed by Licensee at a Vegetable Oil Facility under and within the scope of the rights and license granted to Licensee under this Agreement.

For purposes hereof, the term "Licensee Confidential Information" shall not include any information, data or document that is included within the scope of Licensor's Confidential Information.

"*Licensee Group*" means Licensee and its Affiliates, and each of their respective Representatives.

"*Licensee Inventions or Improvements*" means the Inventions or Improvements invented, discovered, conceived or acquired by Licensee or any of its Affiliates.

"Licensed Reactor" or *"Reactor"* means the proprietary reactors designed and manufactured in accordance with Licensor's specifications and supplied by Licensor for incorporation or integration into Nano Reactor Units under the terms of this Agreement.

"Licensor Confidential Information" means:

(1) All Confidential Information developed or maintained by Licensor and furnished or provided to Licensee or its Affiliates, and any of their respective Representatives, which does not consist of or include, and is not based upon or derived from, the Licensee Confidential Information;

(2) The Licensor Technical Information;

(3) Each Process Design Package developed by or for Licensor or in its behalf, including each document and the information contained therein, together with the Drawings and Specifications, showing or depicting the process design of the CTI System or any Nano Reactor Unit, including any Pilot Plant;

(4) All information, data and documents (whether in print form or capable of being digitally stored and generated) furnished or provided by Licensor to Licensee (i) under the terms of this Agreement, or (ii) prior to the Effective Date that relate in any way to the CTI System, any Nano Reactor Unit or any Licensed Reactor, or to any of the Licensed Technology;

(5) All information, data and documents (whether in print form or capable of being digitally stored and generated) furnished or provided by Licensee to Licensor under the terms of this Agreement which consists of or is based upon or derived from Licensor Confidential Information, including all Drawings and Specifications;

(6) Licensor's business, accounting, economic, financial and all non-public corporate information and data developed, maintained or used by Licensor in the ordinary course of its business, including information and data regarding, derived from or otherwise generated by any Nano Reactor Unit or under this Agreement or any Site User License.

For purposes hereof, the term "Licensor Confidential Information" shall not include any information, data or document that is included within the scope of Licensee's Confidential Information.

"*Licensor Group*" means Licensor and its Affiliates, and each of their respective Representatives.

"*Licensor Inventions or Improvements*" means the Inventions or Improvements invented, discovered, conceived or acquired by Licensor or any of its Affiliates.

"Licensor IP Claim" has the meaning specified in Section 2.06(a) of Schedule 1.02.

"*Licensor Patent Rights*" means all rights with respect to the Licensor Primary Patent(s) and other patents and patent applications of, issued by, or filed or prosecuted in all relevant countries, in all embodiments covered thereby or included therein, to the extent that the claims include or embody features of (a) the CTI System, or (b) the Licensed Technology, including any process or method, operating technique, apparatus and device relating thereto, which is or may be useful in the practice thereof, and (c) any and all applications developed with respect to the CTI System or the Licensed Technology, or that are or may be used or useful in practicing the Licensed Technology; in each case that are acquired by Licensor or are based on or derived from inventions or discoveries conceived by Licensor at any time prior to termination of this Agreement, to the extent that, and subject to the terms and conditions under which, Licensor has the right to grant licenses, immunities or licensing rights, including any obligation by Licensor to account to and make payment to others.

"*Licensor Primary Patent(s)*" means U.S. Patent # 7,762,715 B2 issued to Cavitation Technologies Inc. July, 27 2010 by the U.S. Patents and Trademarks Office and assigned to Licensor, and Patent Application # 12/484,981, filed in the U.S. Patents and Trademarks Office on July 8, 2009, together with any corresponding or equivalent patents or patent applications issued or filed by Licensor in any foreign countries or jurisdiction.

"*Licensor Technical Information*" means (a) all unpatented information and data relating to the CTI System or the Licensed Technology, including (i) each Process Design Package and the Drawings and Specifications, (ii) Know-How and Documentation, and (iii) inventions, processes, methods, technologies, operating techniques, apparatuses, applications and trade secrets that are based on or derived from, or that may be useful in practicing, the Licensed Technology, (b) all Inventions or Improvements; in each case that are made, developed or acquired by Licensor or that are based on or derived from inventions or discoveries conceived of by Licensor at any time prior to termination or expiration of this Agreement, to the extent that, and subject to, the terms and conditions under which Licensor has the right to disclose and grant rights to others, including the obligation to account to and/or to make payments to others.

"*Minimum Annual Units*" means the minimum number of Nano Reactor Units that must be marketed, placed and installed at Facilities under the terms of this Agreement during each year of the Primary Term as specified in Section 10.01(b).

"*Monthly Royalty*" means the Performance-Based Royalty, determined in each case as a fixed monthly royalty payment, paid by Site Users to Licensor under the terms of each Site User License.

"*Nano Neutralization™*" means a proprietary application or process of the CTI System within the Field of Vegetable Oil Processing that involves the operation of a Nano Reactor Unit in the caustic refining of Vegetable Oils by converting non-hydratable phospholipids to hydratable phospholipids through the use of the Licensed Technology.

"*Nano Reactor Unit*" means each process unit designed and constructed with and utilizing, deploying or being based on the Licensed Technology and consisting of certain equipment, piping, instrumentation and other components (including one or more Licensed Reactors) designed and constructed by Licensee in conformance with the Product Design Package, whether constructed for demonstration or commercialization purposes, installed and operated exclusively at Facilities located within the Licensed Territory and for purposes and using applications and processes within the Field of Vegetable Oil Processing.

"*Other Applications*" means proprietary applications and processes of the CTI System, other than Nano Neutralization™, that are or may be made available to Site Users at Facilities within the Field of Vegetable Oil Processing.

"*Performance-Based Royalty*" or "*Royalty*" means the running royalties paid by Site Users to Licensor under and pursuant to the terms of each Site User Agreement for the right to use the Licensed Technology in and through the operation of a Nano Reactor Unit installed at a Facility.

"Performance-Based Royalty Model– Nano Neutralization™" means the model developed by the Parties for determining the Performance-Based Royalty payable for the use of the Licensed Technology under and during the term of each Site User License.

"Person" means any natural person, corporation, partnership (including both general and limited partnerships), limited liability company, firm, association, trust, government, governmental agency or governmental instrumentality and any political subdivision, and any other legal entity, other than the Parties.

"Pilot Plant" means the limited scale pilot plant previously designed by Licensor and constructed or assembled by Licensor.

"Pilot Test Unit" means any Nano Reactor Unit supplied by either Party to a Site User at a Facility for the limited purpose of pilot testing and evaluation as provided in Section 8.04.

"Price" means the price or prices charged or to be charged by Licensor for equipment, components and parts, other than Licensed Reactors, supplied to Licensee from time to time as provided in Section 8.01.

"Primary Term" means the initial term of this Agreement as specified in Section 10.01.

"Process Design Package" means the comprehensive design package for Nano Reactor Units and each component thereof, including (a) the Drawings and Specifications, and (b) any other drawings, schematics, flow charts, diagrams (including piping and instrumentation diagrams); equipment and process data sheets; logic diagrams; graphic displays; performance data; and technical or operating manuals; in each case that are in tangible print or that are or may be electronically stored and retrieved by any means and relate to the design, fabrication, construction, installation, operation and maintenance of the CTI System or any Nano Reactor Unit.

"Purchase Order" has the meaning specified in Section 3.02.

"Renewal Term" has the meaning set forth in Section 10.01.

"Representative(s)" means, with respect to any Person, such Person's officers, directors, members, managers, partners, employees, advisors and agents, and any other Person acting under the authority of or on behalf of such Person.

"Royalty Addendum" means the addendum that will be executed by Licensor and each Site User, under the terms of each Site User License, that will confirm the Effective Date and the Monthly Royalty to be paid under each such Site User License.

"Secrecy & Non-Disclosure Agreement" means the Secrecy & Non-Disclosure Agreement dated as of December 4, 2009, executed by and between the Parties.

"Site User License" means the site use license issued by Licensor to each Site User to operate and maintain one or more Nano Reactor Units, including the Licensed Reactors incorporated or integrated therein and other components thereof, and to use the Licensed Technology in connection therewith, in substantially in the form of the Site User License set forth in <u>Exhibit B</u> to this Agreement.

"*Site User*" means any Person that has received, accepted and executed a Site User License with respect to one or more Nano Reactor Units installed and operated at Facilities as contemplated by this Agreement.

"*Specifications*" means the items, criteria, data and requirements governing the design, construction, installation, performance, operation and/or maintenance of Nano Reactor Units, including the detailed specifications with respect to the CTI System or any Nano Reactor Unit developed by Licensor or by Licensee in any Process Design Package, or depicting or embodying the Licensed Technology or any aspect thereof.

"*Third Party IP Claim*" has the meaning specified in Section 2.05(a) of Schedule 1.02.

"*Vegetable Oil*" means any natural oils (virgin and/or used) derived from plants (including without limitation vegetables, fruits, seeds and nuts), animal fats and other related organic materials (excluding crude oil and other hydrocarbon based minerals and substances), are or may be produced through various processes and methods deployed in the Field of Vegetable Oil Processing.

SCHEDULE 1.02
GENERAL TERMS AND CONDITIONS

SCHEDULE 1.02
GENERAL TERMS AND CONDITIONS

Article 1.0 REPRESENTATIONS, WARRANTIES & LIMITATIONS

1.01 Licensor's Representations. Licensor represents, both as of the Effective Date and at all times during the term of this Agreement, as follows:

(a) Licensor is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, United States of America, and has the power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement and all documents relating hereto by Licensor have been duly and validly authorized by all requisite corporate action and constitute valid and binding obligations of Licensor enforceable in accordance with their respective terms.

(b) Licensor is the owner of the Licensed Technology, and has the full right, power and authority to (1) license and otherwise grant all of the rights existing in and to the CTI System to any Person anywhere in the world, and (2) grant to Licensee the rights and license granted under this Agreement.

(c) The Licensor Primary Patent constitutes a valid and enforceable patent or patent application under the patent laws of the United States of America and under the laws of any other nation or country in which or as to which a patent application has been filed and prosecuted and a patent (or patents) that is substantially equivalent to the Licensor Primary Patent has been issued.

1.02 Licensee's Representations. Licensee represents, both as of the Effective Date and at all times during the term of this Agreement, as follows:

(a) Licensee is a corporation duly organized, validly existing, and in good standing under the laws of Belgium, and has the power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement and all documents relating hereto by Licensee have been duly and validly authorized by all requisite corporate action and constitute valid and binding obligations of Licensee enforceable in accordance with their respective terms; and

(b) Licensee is a fully staffed engineering and design firm and has competent professional engineers and other personnel and is professionally and financially capable of performing under this Agreement in accordance with its terms.

1.03 Licensor's Warranties; Disclaimers/Limitations. (a) Licensor expressly warrants that each Licensed Reactor delivered to Licensee for incorporation into a Nano Reactor Unit under this Agreement shall be free of defects in workmanship for a period of one (1) year following delivery.

(b) Except as otherwise expressly set forth in Article 1.0 OF THIS SCHEDULE, LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS OF ANY KIND TO LICENSEE OR TO ANY SITE USER UNDER THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY WARRANTY OR REPRESENTATION WITH RESPECT TO ANY NANO REACTOR UNIT, ANY LICENSED REACTOR OR OTHER EQUIPMENT, OR THE LICENSED TECHNOLOGY OR ITS USE IN OPERATING ANY NANO REACTOR UNIT, OR IN THE DEVELOPMENT OR COMMERCIALIZATION THEREOF. LICENSOR FURTHER MAKES NO

EXPRESS OR IMPLIED WARRANTIES, AND HEREBY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS, AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER WARRANTIES OR REPRESENTATIONS OF ANY KIND TO LICENSEE AND ANY SITE USER, INCLUDING WITHOUT LIMITATION ANY WARRANTY OR REPRESENTATION WITH RESPECT TO THE OPERATION OF ANY NANO REACTOR UNIT OR ANY LICENSED REACTOR, OR THE USE OR PERFORMANCE OF THE LICENSED TECHNOLOGY.

       1.04 **Licensee's Warranties.** (a) With respect to each Nano Reactor Unit designed, fabricated, constructed, assembled, installed and marketed by Licensee under the terms of this Agreement, Licensee may assign and otherwise provide to Site Users the express warranty made by Licensor as specified in Section 1.3 of this Schedule, subject, however, to the disclaimer of warranties set forth therein and to the limitations specified in Section 1.05 of this Schedule.

       (b) In addition to Licensor's warranty set forth in Section 1.03 of this Schedule, Licensee shall be entitled, subject to its obligation to provide or satisfy any remedy for noncompliance, to provide Site Users with such additional warranties and any disclaimers of warranties, including disclaimers of implied warranties under applicable law, as it determines may be appropriate.

       1.05 **Limitation on Liability; Damages.** (a) Except for any infringement or misappropriation of a Party's intellectual property or of any unauthorized disclosure of Confidential Information, NEITHER PARTY SHALL HAVE ANY LIABILITY TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING WITHOUT LIMITATION, LOST PROFITS, SAVINGS OR OPPORTUNITIES, REGARDLESS OF THE FORM OF ACTION GIVING RISE TO ANY CLAIM FOR SUCH DAMAGES, WHETHER IN CONTRACT OR TORT, OR OTHERWISE, INCLUDING WITHOUT LIMITATION NEGLIGENCE, EVEN IF LICENSOR OR LICENSEE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

       (b) THE AGGREGATE LIABIITY OF LICENSOR FOR ANY REASON AND UPON ANY CLAIM OR CAUSE OF ACTION BASED ON OR ARISING OUT OF THIS AGREEMENT OR LICENSEE'S (OR ANY SITE USER'S) USE OR OPERATION OF THE CTI SYSTEM OR ANY NANO REACTOR UNIT, LICENSED REACTOR OR OTHER EQUIPMENT, OR OF THE LICENSED TECHNOLOGY, SHALL BE LIMITED TO THE AGGREGATE AMOUNT OF LICENSE FEES, RENTS AND ROYALTIES PAID TO LICENSOR UNDER THIS AGREEMENT. THIS LIMITATION APPLIES TO ALL CLAIMS OR CAUSES OF ACTION IN THE AGGREGATE, INCLUDING WITHOUT LIMITATION BREACH OF CONTRACT, INDEMNITIES, NEGLIGENCE, STRICT LIABILITY, MISREPRESENTATIONS, CLAIMS FOR FAILURE TO EXERCISE DUE CARE IN THE PERFORMANCE OF SERVICES HEREUNDER OR IN THE SELECTION, DIRECTION OR SUPERVISION OF ANY MANUFACTURER OR FABRICATOR OF EQUIPMENT.

       (c) THE LIMITATIONS ON LIABILITY AND REMEDIES SET FORTH ABOVE IN THIS SECTION 1.05 SHALL NOT APPLY TO CLAIMS OR CAUSES OF ACTION BASED ON THE INFRINGEMENT OR CONTRIBUTORY INFRINGEMENT OF PATENTS OR COPYRIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS RELATING TO OR ARISING FROM ANY NANO REACTOR UNIT OR THE LICENSED TECHNOLOGY AND ASSERTED BY ANY THIRD PARTY AGAINST LICENSEE OR ANY SITE USER.

       (d) [Reserved].

Article 2.0 INDEMNIFICATION

      2.01 Licensor's Indemnity. (a) LICENSOR AGREES TO DEFEND, INDEMNIFY AND HOLD HARMLESS THE LICENSEE GROUP FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, ACTIONS, SUITS, DAMAGES, LOSSES, AND LIABILITY (INCLUDING WITHOUT LIMITATION LITIGATION COSTS AND REASONABLE ATTORNEYS' FEES) ON ACCOUNT OF:

      (1) ANY BREACH OR VIOLATION OF LICENSOR'S REPRESENTATIONS OR WARRANTIES UNDER THIS AGREEMENT;

      (2) ANY CLAIMED OR ACTUAL INFRINGEMENT OR CONTRIBUTORY INFRINGEMENT OF PATENTS OR COPYRIGHTS RELATING TO OR ARISING FROM THE CTI SYSTEM OR ANY NANO REACTOR UNIT OR LICENSED REACTOR, OR FROM THE LICENSED TECHNOLOGY;

      (b) NOTWITHSTANDING THE FOREGOING, LICENSOR'S INDEMNITY HEREIN SHALL NOT EXTEND TO OR INCLUDE LICENSEE'S DESIGN, FABRICATION, CONSTRUCTION, OPERATION OR MAINTENANCE OF ANY NANO REACTOR UNIT OR OTHER PROPRIETARY EQUIPMENT OR TECHNOLOGY THAT DO NOT CONFORM IN ALL RESPECTS WITH THIS AGREEMENT, THE PROCESS DESIGN PACKAGE OR LICENSOR'S SPECIFICATIONS.

      2.02 Licensor's Indemnity; Limitations. LICENSOR'S TOTAL OBLIGATION AND LIABIITY TO DEFEND, INDEMNIFY AND HOLD HARMLESS THE LICENSEE GROUP, OR ANY OF THEM, UNDER THIS AGREEMENT SHALL BE SUBJECT TO THE LIMITATIONS SET FORTH IN SECTION 1.05 OF THIS SCHEDULE.

      2.03 Licensee's Indemnity. (a) LICENSEE AGREES TO DEFEND, INDEMNIFY AND HOLD HARMLESS THE LICENSOR GROUP FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, ACTIONS, SUITS, DAMAGES, LOSSES, AND LIABILITY (INCLUDING WITHOUT LIMITATION LITIGATION COSTS AND REASONABLE ATTORNEYS' FEES) ON ACCOUNT OF:

      (1) ANY PERSONAL INJURY, DISEASE OR DEATH OF ANY PERSON(S), DAMAGE TO OR LOSS OF ANY PROPERTY CAUSED BY, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE OF LICENSEE'S SERVICES AND WORK UNDER THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY INJURY, DEATH OR PROPERTY DAMAGE CAUSED BY OR ATTRIBUTABLE TO (1) THE NEGLIGENCE OF LICENSEE, ITS SUBCONTRACTORS, INVITEES OR SUPPLIERS (INCLUDING WITHOUT LIMITATION THE RESPECTIVE EMPLOYEES, CONTRACTORS OR AGENTS OF THE FOREGOING); OR (2) WHERE LIABILITY WITH OR WITHOUT FAULT IS STRICTLY IMPOSED BY OPERATION OF LAW;

      (2) ANY FAILURE BY LICENSEE TO COMPLY WITH APPLICABLE LAW, INCLUDING WITHOUT LIMITATION, ALL FEDERAL, STATE AND LOCAL ENVIRONMENTAL, HEALTH AND SAFETY LAWS, RULES AND REGULATIONS THAT MAY BE APPLICABLE TO OR IMPOSED IN CONNECTION WITH PERFORMANCE OF LICENSEE'S SERVICES AND WORK UNDER THIS AGREEMENT, WITHOUT REGARD TO WHETHER LICENSEE'S ACTIONS MAY HAVE RESULTED IN STRICT LIABILITY IMPOSED BY OPERATION OF LAW;

      (3) LIENS, CLAIMS AND DEMANDS ARISING FROM WORK PERFORMED BY LICENSEE'S SUBCONTRACTORS OR FROM MATERIALS SUPPLIED TO LICENSEE; AND

(4)   ANY (i) BREACH OF ANY REPRESENTATION OR COVENANT OF LICENSEE CONTAINED HEREIN, AND (ii) ANY CLAIM, DEMAND, ACTION, LOSSES, DAMAGES, EXPENSES AND LIABILITY (INCLUDING LITIGATION COSTS AND REASONABLE ATTORNEYS' FEES INCURRED BY ANY MEMBER OF THE LICENSOR GROUP IN DEFENSE OR IN ENFORCING OR ASSERTING CLAIMS FOR INDEMNITY OR INSURANCE PROTECTION UNDER THIS AGREEMENT.

2.04 Licensee's Indemnity; Insurance Limitation. Licensee's indemnity obligations in Article 2.0 of this Schedule shall not be limited by or to the insurance coverage maintained by Licensee under Article 3.0 of this Schedule.

2.05 Third Party IP Claims; Notice & Assistance. (a) Each Party will promptly advise the other Party in writing of any demand, claim, civil action, arbitration or other legal action or proceeding asserting or alleging infringement of any patent or copyright relating to the CTI System, any Nano Reactor Unit or the Licensed Technology, or of the unauthorized disclosure, communication or transportation of confidential or proprietary information (each a "Third Party IP Claim").

(b) Licensee shall, at its cost, render all reasonable assistance that may be required by Licensor in the defense of any Third Party IP Claim as to which Licensor owes a defense and indemnity under Article 2.0 of this Schedule. With respect to each such claim, (1) Licensee shall have the right to be represented therein by advisory counsel of its selection and at its expense, and (2) Licensor shall, without disclosure of any attorney/client communication, work product or other privileged information or data, regularly report to and consult with Licensee concerning developments and other strategic decisions or matters being considered by Licensor.

2.06 Licensor IP Claims; Notice & Assistance. (a) Each Party will promptly advise the other Party in writing of any act, omission, representation, or other conduct by any Person, or of any transaction or other commercial activity engaged in by any such Person, that constitutes or reasonably appears to constitute (1) an infringement, interference and/or misappropriation of any patent, copyright, trademark, trade secret or other intellectual property right of Licensor or Licensee in or relating to the CTI System, any Nano Reactor Unit or the Licensed Technology, or (2) the unauthorized disclosure, communication or transportation of the confidential or proprietary information of a Party (each a "Licensor IP Claim"). Upon receiving information that suggests or confirms the existence of a Licensor IP Claim, Licensor shall have the right, in its sole discretion (and without any obligation to do so) to take such action with respect to the Licensor IP Claim as it determines is appropriate to protect its intellectual property. In the event that Licensor determines, after consultation with Licensee, that a civil action, arbitration or other legal or administrative action should be commenced against any such Person in order to assert or enforce a Licensor IP Claim, Licensor shall bring any such action, if at all, in its own name and shall be entitled to control the action, including the choice of forum or venue, the selection of counsel and witnesses and, except as provided in Section 2.06(c) of this Schedule, the ultimate disposition of such action.

(b) Licensee shall, at its cost, render all reasonable assistance that may be required by Licensor in the prosecution or enforcement of any Licensor IP Claim; provided, however, unless the Parties otherwise agree, Licensor shall, in any Licensor IP Claim that it asserts, commences or elects to pursue, be responsible for all litigation costs that it may incur in connection therewith, including attorneys' fees, expert and witness fees, and other litigation costs. With respect to each such claim, (1) Licensee shall have the right to participate in any such legal action or proceeding through its own counsel, either as a named party with Licensor or without joinder as a party thereto (unless and to the extent that Licensee is determined to be a necessary and indispensable party), and (2) Licensor shall, without disclosure of any attorney/client communication, work product or other privileged information or data, regularly report to and consult with Licensee concerning developments and other strategic decisions or matters being considered by Licensor.

2.06 **Settlement and Compromise.** (a) In the event of any Third Party IP Claim as to which Licensor owes a duty of indemnification under Article 2.0 of this Schedule, Licensor shall have the right (but not the obligation), at its sole expense, to either (1) provide changes in designs, specifications and/or operating conditions, or modify any Nano Reactor Unit or any component or part thereof, that would avoid such infringement and/or misappropriation without degrading the economics or performance of the Unit or the Licensed Technology, or (2) acquire the right to continue using the designs, specifications and/or operating conditions that are the subject of such infringement and/or misappropriation.

(b) Except as provided in Section 2.06(a) above, a Party shall not settle or compromise any Third Party IP Claim or any other claim, civil action, arbitration or other legal action as to which a defense and/or an indemnity obligation is owed hereunder without the indemnified Party's written consent if such settlement or compromise will obligate the indemnified Party to (1) make any payment or relinquish or waive any property or contractual right or grant any license or other rights, or (2) become subject to any injunction.

(c) Licensor shall not settle or compromise any Licensor IP Claim without Licensee's written consent if such settlement or compromise will obligate Licensee to (1) make any payment or relinquish or waive any property or contractual right or grant any license or other rights, or (2) become subject to any injunction.

Article 3.0 INSURANCE

3.01 **Licensee's Insurance.** (a) Licensee shall maintain, at its sole cost, at all times during the term of this Agreement sufficient "special perils" or casualty property insurance to cover their risks of loss assumed under this Agreement for the Reactors supplied to Licensee by Licensor herein.

(b) Each policy shall (1) provide that such policy is primary and not excess or contributory to other insurance available to Licensor, and (2) require written notice of cancellation. Notice of cancellation in the policy or policies will not be effective until 30 days after written notice is received by Licensor and Licensee. Deductibles or self-insured retentions shall be for the account of Licensee as applicable to the policies Licensee may carry or maintain herein.

3.02 **Proof of Coverage; Notice**. Licensee shall have its insurance carriers furnish to Licensor, within thirty (30) days after the Effective Date and annually thereafter, certificates specifying that the policies required herein are in effect, the amounts of such coverage, and the expiration dates of each policy.

Article 4.0 COMPLIANCE WITH APPLICABLE LAW

4.01 **Compliance With Applicable Law.** This Agreement is made subject to, and each of the Parties expressly shall comply with, all applicable laws, rules, regulations, ordinances and codes in the countries, territories and other jurisdictions in which they transact business insofar as they may be applicable to the terms and conditions of this Agreement.

4.02 **Product Certifications.** (a) Licensor shall be responsible, at its cost, for securing any equipment certifications for or respect to any Licensed Reactor including any "CE marking" or "UL" certification or requirements, that it deems necessary or appropriate or that may be required by any jurisdiction in which any Unit or component thereof is shipped, imported, stored, or installed. Licensee shall, at Licensor's request, provide reasonable assistance to Licensor in obtaining any such certifications.

(b) Licensee shall be responsible, at its cost, for securing any product, equipment or instrument certifications for any Nano Reactor Unit, or for or with respect to any equipment or components incorporated or integrated into any Unit, including any "CE marking" or "UL" certification or requirements, that it deems necessary or appropriate or that may be required by any jurisdiction in which any Unit or component thereof is shipped, imported, stored, or installed under the rights and authority granted to Licensee hereunder. Licensor shall, at Licensee's request, provide reasonable assistance to Licensee in obtaining any such certifications. Licensee shall ensure that any such certifications are met or complied with to the extent that they may be applicable to any Nano Reactor Unit or any component thereof, excluding the Licensed Reactor(s).

Article 5.0 GOVERNING LAW; DISPUTE RESOLUTION

5.01   Governing Law. This Agreement and all amendments, modifications, alterations or supplements hereto, and the rights of the Parties hereunder, shall be governed by and construed under the laws of the State of California (USA) without regard to the choice of laws principles thereof.

5.02   Dispute Resolution. (a) In the event of any claim, controversy or dispute between the Parties arising out of or in any way relating to this Agreement (each a "Dispute"), the Parties shall make a good faith effort to resolve the Dispute amicably through settlement and compromise. If the Parties are unable to resolve a Dispute, the Dispute shall be finally and exclusively resolved by binding arbitration administered by the American Arbitration Association ("AAA") under its Commercial Arbitration Rules and the AAA Optional rules for Emergency Measures of Protection (the "AAA Rules").   Unless otherwise agreed by the Parties in writing, arbitration of Disputes shall be conducted at the AAA's offices in Los Angeles, California.

(b) The decision or award of the arbitrators shall be in writing and shall state their detailed reasoning for the award. Discovery of evidence shall be conducted expeditiously by the Parties, bearing in mind the Parties' desire to limit discovery and to expedite the decision or award of the arbitrators at the most reasonable cost and expense of the Parties. Judgment upon an award rendered pursuant to such arbitration may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance of the award and/or an order of enforcement, as the case may be.

(c) In any arbitration or litigation between the Parties, neither Party shall be liable for or assert any claim for consequential, incidental, special or punitive damages unless it is determined that a Party (1) intentionally and knowingly breached or violated this Agreement, or (2) willfully ignored or disregarded any emergency relief obtained by a Party hereunder. Each Party shall pay all its own costs and expenses incurred in connection with such arbitration/litigation, including attorneys' fees and the fees and expenses of its experts and witnesses.

(d) Each Party acknowledges that the unauthorized disclosure of confidential information may cause irreparable harm and significant injury that may be difficult to ascertain. Each Party agrees that emergency relief (including without limitation temporary restraining orders, temporary or permanent injunctive relief, specific performance or similar relief), in addition to other legal and equitable relief, are appropriate remedies for any actual or threatened violation or breach of confidentiality obligations contained in this Agreement or in the Secrecy & Non-Disclosure Agreement and may be obtained by a Party on an emergency basis from a single arbitrator designated by AAA under AAA's Optional Rules for

Emergency Measures of Protection. The Party in any arbitral action or claim submitted to AAA that requests emergency relief shall not be required to demonstrate that it has no adequate remedy at law in respect of the relief sought and shall not be required to post a bond or other security.

Article 6.0 MISCELLANEOUS PROVISIONS

6.01   Amendments; Waiver. This Agreement may be amended, and waivers under this Agreement may be granted, only by a written instrument signed by both Parties. Failure of either Party, at any time or from time to time, to exercise any of its rights under this Agreement or to insist upon strict performance of the other Party's obligations hereunder shall not be deemed a waiver of or to limit any of such rights or obligations with respect to any subsequent occurrence.

6.02   Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the laws of the United States of America or any state thereof, or of any foreign country having jurisdiction thereof, the validity of the remaining parts or provisions shall not be affected by such decision or holding.

6.03   Third Parties. The Parties intend to confer no benefit or right on any person not a party to this Agreement. No Person shall have the right to claim the benefit of any provision hereof as a third party beneficiary of any such provision.

6.04   Relationship of Parties. Except with respect to the vertical licensing and marketing relationship established between the Parties under this Agreement, nothing in this Agreement shall be deemed to create an agency, joint venture, partnership, franchise or similar relationship between the Parties. Each Party shall conduct all business in its own name as an independent contractor. Neither Party shall be liable for the representations, acts, or omission of the other Party contrary to the terms of this Agreement. Neither Party has the right or power to act for or on behalf of the other or to bind the other in any respect whatsoever, other than as expressly provided for herein.

6.05   Required Currency. All amounts and payments used in or paid under this Agreement are and shall be made in U.S. Dollars, and payment obligations shall not be discharged by an amount paid in another currency, whether pursuant to a judgment or otherwise.

6.06   Costs and Expenses. Each Party shall bear its own costs and expenses related to the preparation and negotiation of this Agreement.

6.07   Rights, Powers, Remedies Cumulative; Waiver; Time. Each and every right, power and remedy specified in this Agreement shall be cumulative and in addition to every other right, power and remedy existing now or hereafter at law, in equity, or by statute. Each and every right, power and remedy may be exercised from time to time and as often and in such order as may be deemed expedient by a Party. The exercise or the beginning of the exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy. The Parties agree that time is of the essence under this Agreement and that no delay or omission by a Party in the exercise of any right or power, or in the pursuit of any remedy, shall impair any right, power or remedy, or be construed to be a waiver thereof, nor shall the acceptance by a Party of any payment required under this Agreement be deemed a waiver of any right, power or remedy in the future.

6.08   Construction. This Agreement has been prepared, examined, negotiated and revised by each Party and their respective representatives, agents and/or attorneys, and no implication shall be drawn and no provision shall be construed against either Party by virtue of the drafter(s) of this Agreement.

6.09 **Integration.** This Agreement, together with the Schedules and Exhibits attached to and made a part of this Agreement, embodies the entire agreement and intent of the Parties and merges all prior oral and written agreements between the Parties hereto with respect to subject matter hereof. No stipulation, agreement, representation or understanding of the Parties shall be valid or enforceable unless contained in this Agreement or in a subsequent written agreement signed by the Parties.

6.10 **Further Assurances.** Each Party shall execute and deliver all further documents and instruments and take all such further actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

6.11 **Counterparts.** This Agreement may be executed in several counterparts, and all copies so executed shall constitute but one and the same agreement, which shall be binding on all the Parties notwithstanding that less than all of the Parties may have signed the original or the same counterpart.

SCHEDULE 2.04
PRE-EXISTING PILOT TEST AGREEMENTS,
USER LICENSES AND LEASES

SCHEDULE 2.04
PRE-EXISTING PILOT TEST AGREEMENTS,
USER LICENSES & LEASES

1.   Site User: CAROLINA SOYA, LLC
        Facility Location: Estill, South Carolina
        Agreement/License: Memorandum of Understanding dated March 29, 2010 between Desmet
                                Ballestra North America, Inc. and Carolina Soya, LLC.
                                Desmet Ballestra North America, Inc. paid Cavitation Technologies, Inc.
                                $17,260.50 (50%) towards building the Pilot Test Unit.
                                Pilot test concluded with Carolina Soya acceptance of Unit.
                                Equipment Lease & Site User License pending
                                 between Cavitation Technologies, Inc. and Carolina Soya, LLC.

2.   Site User: PRODUCERS COOPERATIVE OIL MILL
        Facility Location: Oklahoma City, Oklahoma
        Agreement/License: Pilot Test Agreement dated July 14, , 2010, between Producers
                                Cooperative Oil Mill and Desmet Ballestra North America, Inc.
                                Desmet Ballestra North America, Inc. paid Cavitation Technologies, Inc.
                                $19,272.23 (50%) towards building the Pilot Test Unit.
                                Pilot test concluded without Producers Cooperative Oil Mill's acceptance
                                and Reactor Unit returned to Cavitation Technologies, Inc. in September
                                2010. Unit available for new pilot test opportunity.

3.   Site User: PERDUE AGRIBUSINESS, INC.
        Facility Location: Salisbury, Maryland
        Agreement/License: Proposal US101009.0 dated October 12, 2010, by
                                and among Perdue Agribusiness, Inc. and Desmet Ballestra North
                                America, Inc.
                                Desmet Ballestra North America, Inc. paid Cavitation Technologies, Inc.
                                $31,362.34 (50%) towards building the Pilot Test Unit.
                                Pilot test scheduled for early 2011.

4.   Site User: CHS, INC.
        Facility Location: Mankato, Minnesota
        Agreement/License: Memorandum of Understanding dated April 9, 2010, between Cavitation
                                Technologies, Inc. and CHS, Inc.
                                Equipment Lease Agreement pending between
                                Cavitation Technologies, Inc. and CHS, Inc.

5.   Site User: AGNATURAL, LLC
        Facility Location: Weldon, North Carolina
        Agreement/License: Proposed Finance Lease Transaction (Multiple Transaction Documents –
                                Pending) involving Cavitation Technologies, Inc., Fidelity Capital
                                Partners, LLC, and AgNatural, LLC.

SCHEDULE 2.05
NOTICE OF EXTENTION OF AGREEMENT
TO AFFILIATE(S)

SCHEDULE 2.05
NOTICE OF EXTENSION OF AGREEMENT
TO AFFILIATE(S)

[Date}

Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, California 91311 USA

Attention: Chief Executive Officer

Re: Technology License, Marketing & Collaboration Agreement (dated as of 11-01-2010)
        Licensee's Notice of Extension of Agreement to Affiliate(s)

Ladies/Gentlemen:

Pursuant to Section 2.05 of the Technology, Marketing & Collaboration Agreement dated as of November 1, 2010 (the "Agreement"), executed by and between Cavitation Technologies, Inc. ("Licensor") and n.v. Desmet Ballestra Group s.a. ("Licensee"), PLEASE TAKE NOTICE that, effective as of _____, Licensee has elected to extend the Agreement and its terms to the following named Affiliate(s):

[LIST FULL NAME OF AFFILIATE(S)]

Each Affiliate named above, by its/their signature(s) below, has agreed to be bound by the terms of the Agreement and by the terms of the Secrecy & Non-Disclosure Agreement as defined in the Agreement.

Sincerely,

By: _____
[Officer/Authorized Representative]

*   *   *

In consideration of Licensee's extension of the Agreement to the Affiliate(s) named above, each Affiliate that has executed this letter below hereby agrees, effective as of _____, _____, to become bound by (1) the terms of the Agreement and the obligations of Licensee therein, and (2) the terms of the Secrecy & Non-Disclosure Agreement and the obligations of Licensee therein.

[Name of Affiliate]

By: _____
Name:
Title:

EXHIBIT A
FORM OF PURCHASE ORDER

EXHIBIT A
FORM OF PURCHASE ORDER

Licensee will use its standard form of ERP generated purchase order when purchasing Reactors from Licensor. The following data shall specifically be inserted into each purchase order:

Supplier Data:

> Cavitation Technologies, Inc.
> 10019 Canoga Avenue
> Chatsworth, California 91311
> Contact: Roman Gordon
> Phone: 1 818 7181176
> Fax: 1 818 7181176

Payment Terms:

> Fifty percent (50%) at the time that Licensee submits a Purchase Order to Licensor, with the balance immediately due and payable upon delivery.

PO Notes:

> A.   This purchase order is being submitted by Licensee on behalf of and in the name of (*insert Site User name and location*).
>
> B.   TERMS AND CONDITIONS – This Purchase Order is governed in all respects by the Technology License, Marketing & Collaboration Agreement, dated as of November 1, 2010, between Cavitation Technologies, Inc. and n.v. Desmet Ballestra Group s.a. (the "Agreement") and by the terms and conditions contained therein.
>
> C.   DELIVERY – Ship to SITE USER'S Facility at the DELIVERY LOCATION within NINETY (90) DAYS after acceptance of this Purchase Order by Licensor/Supplier, receipt of the Site User Agreement executed by SITE USER, and payment of all required Fees and Payments. All shipments shall be EX WORKS (place of manufacture) as defined in INCOTERMS 2000.
>
> D.   Licensee orders the Equipment described in this Purchase Order, subject, however, to the applicable terms and conditions contained in the Agreement and the Site User License.

EXHIBIT B
FORM OF SITE USER LICENSE

EXHIBIT B
FORM OF SITE USER LICENSE AGREEMENT

This **SITE USER LICENSE AGREEMENT** ("User License") dated and made effective as of ____________, 2010, is entered into by and between **CAVITATION TECHNOLOGIES, INC.,** a Nevada corporation, having an office at 10019 Canoga Avenue, Chatsworth, California ("CTI"), and **XYZ CORPORATION,** a _______ corporation, having an office at _____________________________ ("Site User") (referred to herein individually as a "Party" or collectively as the "Parties").

Witnesseth

A. CTI has developed and owns the CTI Nano Reactor System (the "System"), a proprietary nano reactor system that uses or deploys proprietary nano cavitation reactors (the "Licensed Reactors" or "Reactors") and technology (the "Licensed Technology") for certain purposes and in processes and applications within the Field of Vegetable Oil Processing;

B. n.v. Desmet Ballestra Group s.a. ("DB") has specialized expertise in process technologies and equipment used in the Field of Vegetable Oil Processing and has an exclusive license agreement with CTI authorizing DB to offer certain equipment that, through the use of the Licensed Technology, may substantially improve the economics, values and efficiencies derived from facilities that process and refine plant oils and fats, including without limitation the conversion of non-hydratable phospholipids to hydratable phospholipids via use of the Licensed Technology;

C. Site User owns and operates a ____ metric ton/day vegetable oil refining facility located at ________________________________ (the "Facility") and has selected DB to supply certain equipment (the "Equipment") to Site User at the Facility that will incorporate one or more Licensed Reactors and utilize the Licensed Technology for the purpose of conducting Nano Neutralization™; and

C. CTI has agreed to provide Site User with a non-transferable, exclusive right to use the Licensed Reactors and the Licensed Technology in operating and maintaining the Equipment at the Facility under the terms of this User License.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth, the Parties agree as follows:

1. Definitions. Capitalized terms used in this User License, unless otherwise defined in the text hereof or the context otherwise requires, shall be defined as follows:

"*Confidentiality Agreement*" means the Confidentiality & Non-Disclosure Agreement previously executed by CTI and Site User.

"*Documentation*" means printed or electronic information or data depicting or showing the as-installed configuration of the Equipment at the Facility, together with and any user or technical manuals, guidelines or operating documentation for the Equipment provided by DB to Site User.

"*Equipment*" means or refers to equipment designed, constructed and installed at or integrated into the Facility by DB, consisting of the Licensed Reactors and other equipment, pumps, piping and instruments that are incorporated into the Equipment as a single unit.

"Established Savings" means, for the purpose of determining the Monthly Royalty payable by Site User under this User License, the calculated net value increase in oil yield, chemical savings and energy consumption or savings based on data generated by a performance test conducted after installation of the Unit at the Facility, using the procedures and criteria set forth in Section 10 and in the Performance-Based Royalty Model for Nano Neutralization™ set forth in Exhibit A hereto.

"Facility" has the meaning specified in the preamble to this User License.

"Licensed Reactors" or *"Reactors"* means CTI's proprietary reactors that are licensed to Site User herein and supplied to DB and incorporated into the Equipment.

"Licensed Technology" means (a) CTI's proprietary technology used in the installation, operation and maintenance the Equipment, consisting of systems, designs, procedures, drawings, schematics, ideas, concepts, techniques, and technical and engineering information and know-how deployed or embedded in the Equipment or used in its operation; and (b) the Documentation.

"Monthly Royalty" means the performance based royalty paid by Site User on a monthly basis and determined in accordance with the provisions contained in Section 10.

"Nano Neutralization™" means a proprietary application or process of the CTI System that involves the operation of a Nano Reactor Unit in the caustic refining of vegetable oils by converting non-hydratable phospholipids to hydratable phospholipids through the use of the Licensed Technology.

"Person" means any natural person, corporation, partnership (including both general and limited partnerships), limited liability company, firm, association, trust, government, governmental agency, instrumentality, political subdivision or other legal entity, including the Parties, and any Third Person.

"Representatives" means, with respect to a Party or any Person, its officers, directors, members, managers, partners, employees, contractors (and subcontractors), consultants, advisors and agents, and any other Person acting under the authority of or on behalf of such Party or Person, as the case may be.

"Third Person" means any Person other than the Parties and DB.

2. Grant of Site License; Limitations. Subject to the terms and conditions of this User License, CTI hereby grants to Site User, during the term hereof, a limited, non-exclusive and non-transferable right and license to use the Licensed Reactors and the Licensed Technology in operating and maintaining the Equipment at the Facility, at a maximum capacity of _____ metric tons/day, for the sole purpose of conducting Nano Neutralization™.

3. Limitations on Grant; Prohibitions. (a) Site User agrees that it (1) will operate and maintain the Equipment in accordance with the specifications and instructions provided by DB or as set forth in the Documentation, and (2) will not dismantle, uninstall, relocate or remove the Equipment or the Licensed Technology from the Facility without the prior written consent of DB and CTI.

(b) Site User agrees that it will not (1) use the Licensed Reactors or the Licensed Technology (i) in any manner inconsistent with the user rights granted in this User License, or (ii) for any purpose or in any context other than in operating and maintaining the Equipment at the Facility for the purpose(s) specified herein; (2) disclose, make available or distribute the Licensed Technology, or any aspect or part thereof, to any Third Person, whether by sale, assignment, sublicense or otherwise, or allow any Third Person access to the Licensed Technology; (3) modify, alter, reverse engineer, disassemble, duplicate, reproduce or copy the Equipment, the Licensed Reactors or the Licensed Technology, or affix or install any accessory, equipment or device on the Equipment for any purpose; or (4) copy, adapt, reverse engineer, disassemble or modify the Licensed Technology, in whole or in part, or use it in any way to create any derivative works or to copy or reproduce the Documentation.

(c) Site User further agrees that neither it nor its Representatives will modify, alter or tamper with or remove the wire security seal affixed to the Licensed Reactor(s). Tampering with or removing the wire security seal on the Reactor(s) will void the CTI's warranties for the Reactors.

4. <u>Ownership; No IP Rights Granted</u>. Site User acknowledges and agrees that (a) the Licensed Reactors and the Licensed Technology are proprietary to CTI, and (b) all patent, copyright, trade secret and other intellectual property rights in the Reactors and the Licensed Technology, of whatever nature and in all languages, formats and media throughout the world, are and shall remain the sole and exclusive property of CTI. Nothing in this User License shall be construed as granting, assigning or transferring any rights under any patent, copyright, trade secret or other intellectual property right of CTI to Site User or any Third Person; nor shall this User License grant either Party any rights in or to the other Party's confidential information except as expressly provided herein.

5. <u>Delivery, Installation & Startup</u>. Upon delivery of the Equipment, Site User will promptly inspect the Equipment and make arrangements with DB for its installation and any testing they may require prior to startup of the Equipment.

6. <u>Operation; Maintenance</u>. Site User agrees to (1) operate and maintain the Equipment at the Facility in a careful and proper manner and as a reasonably prudent operator and will diligently adhere to all procedures, instructions, specifications and guidelines provided by DB or contained in the Documentation, (2) comply with all federal, state, municipal, and other laws, regulations and ordinances relating to possession, operation or maintenance of the Equipment and the Licensed Technology, (3) maintain the Equipment, at Site User's cost and expense, in good operating order, repair, condition and appearance, and perform all required preventative maintenance on the Equipment, and (4) keep, locate and store the Equipment in a safe, secure and suitable environment at the Facility and protect it from deterioration (other than normal and expected wear and tear resulting from proper operation of the Equipment) and damage, loss or destruction.

7. <u>Equipment Inspection; Data Access</u>. (a) Upon request, Site User shall provide or make available to DB (1) reasonable access to the Equipment (including maintenance and operating records and data) for inspection and testing and to allow DB to evaluate the condition of the Licensed Reactors and to verify compliance with this User License, and (2) all operating and performance data generated by or during the performance test conducted in accordance with Section 11 for the purpose of evaluating the performance of the Equipment and the Licensed Technology and to determine the amount of the Monthly Royalty.

8. <u>Upgrades</u>. CTI retains the right, in its sole discretion, to upgrade, modify, improve or make additions or corrections to the Licensed Technology (each an "<u>Upgrade</u>"). Any Upgrades made available to Site User shall be governed by and subject to the terms of this User License. Upgrades may include modifications to improve the operation or functioning of the Equipment, but shall not include modifications that permit a distinct and separate application of the Licensed Technology. Upgrades made or conceived by Site User or its Representatives shall be the sole and exclusive property of CTI, and all rights therein are hereby assigned by Site User to CTI; and CTI shall have the worldwide and exclusive right to own and use same for any lawful purpose.

9. Site User Improvements. Without implying any right to do so, and without waiving any of CTI's rights and remedies, if Site User or its Representatives shall write, record or otherwise generate, conceive, discover or produce patentable or copyrightable work or material representing any improvement to or enhancement of, or any new or expanded application of, the Equipment, the Licensed Reactors, or the Licensed Technology, Site User agrees that such work or material shall become the sole and exclusive property of CTI and all rights therein are hereby assigned by Site User to CTI; and CTI shall have the sole and exclusive right to own and use same for any lawful purpose.

10. Monthly Royalty; Determination. (a) During the term of this User License, Site User shall pay CTI a performance-based royalty for the use of the Licensed Technology at the Facility for the purpose(s) specified herein. The royalty shall be paid as a fixed monthly royalty (each a "Monthly Royalty") and shall equal forty percent (40%) of the Established Savings calculated in accordance with the procedures and criteria set forth in the Performance Royalty Model set forth in Exhibit A hereto.

(b) Once the Monthly Royalty has been determined as provided herein, CTI and Site User shall execute a written addendum ("Royalty Addendum"), in substantially the form of Exhibit B hereto, to confirm the Effective Date (on which payment of the Monthly Royalty begins), the Established Savings, and the Monthly Royalty to be paid by Site User during the term of this User License. The Royalty Addendum shall constitute an amendment to this User License and shall be signed by a Representative of each Party.

(c) In the event that Site User elects to renew the User License at the end of the Primary Term or any Renewal Term under Section 12 hereof, the Monthly Royalty shall be redetermined at the beginning of each Renewal Term in accordance with Section 10(a) and the Performance Royalty Model.

11. Monthly Royalty; Payment Procedure. (a) Beginning on the Effective Date (or as soon thereafter as the Monthly Royalty is determined), Site User shall pay to CTI, on or before the first day of each month during the term of this User License, the Monthly Royalty that is determined in accordance with Section 10.

(b)   All payments of Monthly Royalty hereunder shall be (a) exclusive of sales, use or value added taxes (VAT) or the equivalent, ad valorem, personal property and other taxes, all of which shall be the responsibility of Site User, (b) paid without notice, demand, counterclaim, setoff, deduction, abatement, deferment or proration by reason of any circumstance or occurrence, and (c) paid to CTI in immediately available U.S. Dollars, either in cash or by wire transfer to an account in CTI's name at a bank or banking institution that it specifies to Site User from time to time. Any Monthly Royalty paid later than ten (10) days after its due date shall bear interest at a rate equal to the lesser of (1) one percent (1%) per month or (2) the maximum rate of interest allowed by law.

12. Term; Duration. This User License shall become effective upon delivery of the Equipment at the Facility ("Effective Date") and shall continue in full force and effect for a period of one (1) year (the "Primary Term"); provided, however, Site User shall have the right to extend the term of this User License for up to five successive renewal terms of one (1) year each (each a "Renewal Term") by giving CTI written notice of its election at least thirty (30) days prior to the expiration of the Primary Term or any Renewal Term. Upon expiration or termination of this User Lease, this User License, together with Site User's right and license to use the Licensed Reactors and the Licensed Technology granted herein, will expire without notice or further action by either Party.

13. Termination; Material Defaults. Upon CTI's notice to Site User of any material default under this User License, the Parties shall in good faith attempt to resolve any differences between them and to cure any such default. If a material default continues for a period of thirty (30) days following CTI's notice of such default to Site User without being cured or corrected, CTI shall have the right to terminate this User License upon notice to Site User. Any termination of this User License shall not preclude CTI from pursuing or enforcing any claim or remedy it may have for damages or otherwise on account of any default by Site User hereunder.

14. Surrender & Return. (a) Upon the expiration or termination of this User License, Site User agrees, at its cost and expense, to (1) immediately cease all use of the Equipment and the Licensed Technology and promptly return to CTI copies of the Documentation and any other Licensed Technology then in Site User's possession or under its control and delete copies of files or materials that contain or depict any of the Licensed Technology; and (2) promptly dismantle, package and ship the Licensed Reactors to CTI in accordance with instructions given by CTI's Representative and using a shipper designated or approved by CTI.

(b) Upon Site User's surrender and return of the Licensed Reactor(s), all such Reactors shall be in good operating order, repair, condition and appearance, except for ordinary wear and tear resulting from proper operation, use and maintenance of the Equipment during the term of this User License.

15. Confidentiality Obligations. Subject to the provisions of the Confidentiality Agreement, Site User shall use its best efforts to prevent any unauthorized publication or disclosure of the Licensed Technology or of any Confidential Information as defined in the Confidentiality Agreement. Without limiting the foregoing, Site User shall advise CTI immediately if it learns or has reason to believe that any Person having access to the Equipment or the Licensed Technology, or to any such Confidential Information, has violated or intends to violate the terms of this User License or the Confidentiality Agreement and will reasonably cooperate in seeking injunctive relief against any such Person.

16. CTI's Warranties. (a) CTI warrants that (1) it owns the Licensed Reactors and the Licensed Technology, including the intellectual property rights therein, and has the exclusive right to grant the user rights to Site User herein, (2) the Licensed Reactors will be free of defects in workmanship for a period of twelve (12) months after the Effective Date (i.e. during the Primary Term), and (3) the Licensed Reactors will perform in accordance with CTI's specifications during the Primary Term and any Renewal Term(s).

(b) If it is discovered that the Licensed Reactor(s) or the Licensed Technology do not meet CTI's warranties set forth in this Section 16, CTI shall, at its cost, promptly perform or arrange for the performance of any remedial work, component or parts replacement, or services required to make the Reactors or the Licensed Technology, as the case may be, conform to such warranties.

17. Warranty Disclaimers; Liability/Remedies Limitations. (a) Except as otherwise expressly set forth in Section 16 hereof, CTI MAKES NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS OF ANY KIND TO SITE USER UNDER THIS USER LICENSE, INCLUDING WITHOUT LIMITATION ANY WARRANTY OR REPRESENTATION WITH RESPECT TO THE EQUIPMENT, THE LICENSED REACTOR(S) OR THE LICENSED TECHNOLOGY, OR THE PERFORMANCE OR OPERATION THEREOF, AND CTI HEREBY EXPRESSLY DISCLAIMS AND SITE USER EXPRESSLY WAIVES ALL OTHER EXPRESS WARRANTIES AND ANY AND ALL IMPLIED WARRANTIES OR OTHER DUTIES OR OBLIGATIONS IMPLIED BY LAW, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

(b) CTI SHALL HAVE NO LIABILITY UNDER THIS USER LICENSE OR OTHERWISE FOR SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING LOST PROFITS, SAVINGS OR OPPORTUNITIES, REGARDLESS OF THE FORM OF ACTION GIVING RISE TO SUCH A CLAIM FOR SUCH DAMAGES, WHETHER IN CONTRACT OR TORT, OR OTHERWISE. THE AGGREGATE LIABILITY OF CTI FOR ANY REASON AND UPON ANY CLAIM OR CAUSE OF ACTION BASED ON OR ARISING OUT OF THIS USER LICENSE OR SITE USER'S USE OR OPERATION OF THE EQUIPMENT, THE LICENSED REACTORS AND/OR THE LICENSED TECHNOLOGY SHALL BE LIMITED TO THE AGGREGATE AMOUNT OF LICENSEE FEES AND ROYALTIES PAID BY SITE USER TO CTI UNDER THIS USER LICENSE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION OR CLAIMS IN THE AGGREGATE, INCLUDING BREACH OF CONTRACT, WARRANTY, INDEMNITY, NEGLIGENCE, STRICT LIABILITY, MISREPRESENTATIONS, CLAIMS FOR FAILURE TO EXERCISE DUE CARE IN THE PERFORMANCE OF SERVICES HEREUNDER, OR OTHERWISE.

18. CTI's Indemnity. (a) CTI agrees to defend, indemnify and hold harmless Site User and its Representatives from and against any and all claims, demands, actions, suits, damages, losses, and liability (including litigation costs and reasonable attorneys' fees) caused by or on account of (1) any breach or violation of CTI's representations and warranties under this User License; or (2) any claimed or actual infringement or contributory infringement of patents or copyrights relating to or arising from the Licensed Reactors or the Licensed Technology.

(b) Notwithstanding the foregoing, CTI's indemnity herein shall not extend to or include any claim, demand, action, suit, damages, loss or liability caused by or arising out of (1) the improper or unauthorized use or misuse of the Equipment, the Licensed Reactors or the Licensed Technology, (2) the negligence, fault or willful misconduct of Site User or any of its Representatives, or (3) any modification, alteration, configuration or operation of the Equipment, the Licensed Reactors or the Licensed Technology that is unauthorized or otherwise fails to conform to this User License. CTI's total obligation and liability to defend, indemnify and hold harmless Site User and its Representatives under the provisions hereof shall be subject to the limitations set forth in Section 17 hereof.

19. Site User's Indemnity. (a) Site User agrees to defend, indemnify and hold harmless CTI and its Representatives from and against any and all claims, demands, actions, suits, damages, losses and liability (including litigation costs and reasonable attorneys' fees) caused by or on account of:

(1) Any personal injury, disease or death of any Person(s), or damage to or loss of property, caused by or arising out of the activities and operations conducted at the Facility, or otherwise, or in the operation or maintenance of the Equipment, the Licensed Reactors or the Licensed Technology, including without limitation any injury, death or property damage caused by or attributable to (i) the negligence or fault (whether sole, concurrent or contributory) or willful acts or omissions of Site User or any of its Representatives; (2) where liability with or without fault is strictly imposed by operation of law;

(2) Any failure by Site User or any of its Representatives to comply with Applicable Law, without regard to whether its/their activities, operations or conduct may result in strict liability imposed by operation of law;

(3) Liens, levies and other claims or encumbrances arising from work performed by any Person or from materials supplied at the Facility or otherwise; and

(4) Any (i) breach of any representation, warranty, covenant or other obligation of Site User contained in this User License, and (ii) any claim or loss (including litigation costs and reasonable

attorneys' fees) asserted or incurred by CTI or any of its Representatives in defending or in enforcing or asserting claims for indemnity or insurance protection under this User License or otherwise.

(b) Site User's indemnity obligations herein shall not limit, nor be limited by, any insurance coverage maintained by Site User.

20. <u>Notice of Claims; Settlements</u>. (a) Each Party will promptly advise the other Party in writing of any demand, claim, proceeding, action or lawsuit alleging infringement of any patent or copyright relating to the Equipment, the Licensed Reactors or the Licensed Technology or of unauthorized disclosure, publication or transportation of confidential information. Each Party will render all reasonable assistance that may be required by the other Party in the defense of any claim or lawsuit as to which a Party owes a defense and indemnity obligation hereunder; in each case, the indemnified Party shall have the right to be represented therein by advisory counsel of its selection and at its expense.

(b) Neither Party shall not settle or compromise any claim or lawsuit for which a defense and/or an indemnity obligation is owed hereunder without the indemnified Party's written consent if the settlement or compromise will obligate the indemnified Party to make any payment or relinquish or waive any property or contractual right it has or may have.

21. <u>Assignments; Transferability</u>. Site User shall not assign, sell, convey, license or sublicense, pledge, mortgage, encumber, or transfer or otherwise dispose of this User License, or any of the rights and interests granted herein, or the CTI Technology, without the prior written consent of CTI, and any such attempted assignment or transfer without strict compliance herewith shall be null and void.

22. <u>Governing Law</u>. This User License and all amendments, modifications, alterations, or supplements hereto, and the rights of the Parties hereunder, shall be governed by and construed under the laws of the State of California (USA) without regard to the choice of laws principles thereof.

23. <u>Amendment; Waiver</u>. This User License may be amended, and waivers hereunder may be granted, only by a written instrument signed by both Parties. Failure of either Party, at any time or from time to time, to exercise any of its rights under this User License or to insist upon strict performance of the other Party's obligations hereunder shall not be deemed a waiver of or limit the exercise of such rights or obligations with respect to any subsequent occurrence.

24. <u>Severability</u>. Should any part or provision of this User License be held unenforceable or in conflict with the laws of the United States of America or any state thereof, or of any foreign country, the validity of the remaining parts or provisions shall not be affected by such decision or holding.

25. <u>Relationship of Parties</u>. Nothing in this User License shall be deemed to create an agency, joint venture, partnership, franchise or similar relationship between the Parties. Each Party shall conduct all business in its own name as an independent contractor and neither Party shall be liable for the representations, acts, or omission of the other Party.

26. <u>Rights/Remedies Cumulative; Waiver</u>. Each and every right, power and remedy specified in this User License shall be cumulative and in addition to every other right, power and remedy existing now or hereafter at law, in equity or by statute. Each and every right, power and remedy may be exercised from time to time and as often and in such order as may be deemed expedient by a Party. The exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy.

27.   **Notice/Contact**   If any operational or maintenance problem is encountered with the Equipment or the Licensed Technology, please contact DB or its designated Representative.

28. Integration. This User License embodies the entire agreement of the Parties and merges all prior oral and written agreements between the Parties with respect to subject matter hereof. No stipulation, agreement, representation or understanding of the Parties shall be valid or enforceable unless contained in this User License or in a subsequent written agreement signed by the Parties.

29. Counterparts. This User License may be executed in several counterparts, and all copies so executed shall constitute but one and the same agreement, which shall be binding on all the Parties notwithstanding that less than all of the Parties may have signed the original or the same counterpart.

IN WITNESS WHEREOF, the Parties have executed this User License on the dates below.

CAVITATION TECHNOLOGIES, INC.

By: _____
Name:
Title:
Date:

The above and foregoing SITE USER LICENSE AGREEMENT
Is HEREBY AGREED TO and ACCEPTED as of this ___ day
of _____, 2010.

[FULL NAME OF SITE USER]

By: _____
Name:
Title:

EXHIBIT A TO SITE USER LICENSE
MONTHLY ROYALTY DETERMINATION

[Performance Royalty Model To Be Inserted]

EXHIBIT B TO SITE USER LICENSE
FORM OF ROYALTY ADDENDUM

This ROYALTY ADDENDUM ("Addendum"), dated and made effective as of _____, ____, is executed by and between CAVITATION TECHNOLOGIES, INC., a Nevada corporation ("CTI"), and XYZ CORPORATION, a _____ corporation ("XYZ"), pursuant to Section 11 of that certain Site User License Agreement, dated as of _____, previously entered into by and between CTI and XYZ (the "User License"). (the parties herein referred to as a "Party" or Parties").

In accordance with the requirements of Section 11 of the User License, and intending for this Addendum to confirm and memorialize the Effective Date and the Monthly Royalty for purposes of such User License, the Parties hereby amend the User License as follows:

1. Effective Date. The Equipment was delivered to the Facility and accepted by Site User on _____, 2010. Accordingly, for purposes of the User License, including the date on which the first payment of the Monthly Royalty is due and payable, the Effective Date shall be and is _____, 2010.

2. Established Savings. Based on the provisions contained in Section 11 of the User License and the procedures and criteria set forth in the Performance Royalty Model attached thereto as Exhibit A, CTI and Site User confirm the following:

(a) The Established Savings, calculated as a fixed amount to determine the amount of the Monthly Royalty, is _____ Dollars and _____ Cents ($ _____); and

(b) The Monthly Royalty payable by Site User to CTI each month during the term of the User License (including both the Primary Term and any Renewal Term(s), equals _____ Dollars and _____ Cents ($ _____).

The Parties agree that the User License is valid and is fully enforceable and, with the modifications and amendment thereof in this Addendum, shall continue in accordance with its terms.

IN WITNESS WHEREOF, each Party represents that the person executing this Addendum on its behalf is fully authorized to bind such Party to the matters herein and has executed this Addendum as an officer or duly authorized representative of such Party as of the date written below.

CAVITATION TECHNOLOGIES, INC.	XYZ CORPORATION
By: _____	By: _____
Name:	Name:
Title:	Title:
Date:	Date:

EXHIBIT C
LICENSOR'S TECHNICAL
ASSISTANCE/SUPPORT – RATES

EXHIBIT C
LICENSOR'S TECHNICAL ASSISTANCE/SUPPORT – RATES

       Technical assistance and support provided by Licensor from time to time under the provisions of Article V of this Agreement shall be charged at the rate of $ 125 per hour, together with payment or reimbursement of costs and expenses as specified therein.

Exhibit C - Page 1

EXHIBIT D
LICENSE FEES & COMPONENT PRICES

EXHIBIT D
LICENSE FEES & COMPONENT PRICES

      1. <u>License Fees</u>. The License Fees payable to Licensor with respect to each Licensed Reactor ordered by Licensee under the terms of the Agreement and licensed to Site Users under a Site User License shall be calculated based on the model and quantity of the Reactors requested by Licensee in the Purchase Order and the purposes, processes and applications for which the Nano Reactor Unit that incorporates the Reactors will be used or deployed at each Vegetable Oil Facility. Accordingly, the License Fees to be paid by Licensee to Licensor from time to time shall be determined as follows:

      (a) <u>Nano Neutralization™</u>.

Licensed Reactors (Model #'s)	Capacity	License Fee (per Reactor)
1. Model: 20 GPM 2. Model: 40 GPM 3. Model: 60 GPM 4. Model: 100 GPM	[100 M/T per day] [200 M/T per day] [300 M/T per day] [500 M/T per day]	License Fee for all the Reactors required to achieve the capacity shall equal \$x per metric ton per day of capacity

      (b) <u>Other Applications</u>. Licensee Fees for Reactors incorporated or integrated into Nano Reactor Units that will be operated in connection with Other Applications at Facilities will be published from time to time by Licensor in its license fee and price lists.

      2. <u>Payment of License Fees</u>. The License Fees payable to Licensor with respect to each License Reactor included in a Purchase Order shall be paid as follows: Fifty percent (50%) at the time that Licensee submits a Purchase Order to Licensor with respect to such Reactor(s), with the balance immediately due and payable upon delivery.

      3. <u>Other Components; Prices</u>. Prices for components and parts for any Nano Reactor Unit designed and constructed by Licensee under this Agreement and ordered from Licensor shall be made available to Licensee from time to time in a price list or other documentation provided by Licensor. Terms of payment for other components shall be as follows: Fifty percent (50%) at the time that Licensee submits a Purchase Order to Licensor with respect to such components, with the balance immediately due and payable upon delivery.

      4. <u>Delivery Terms</u>. Unless otherwise agreed, delivery of all Reactors and other components shall be Ex Works (place of manufacture) as defined in INCOTERMS 2000, with Licensee paying all shipping and related fees, costs and expenses.

EXHIBIT E
PERFORMANCE-BASED ROYALTY MODEL
NANO NEUTRALIZATION™

EXHIBIT E
PERFORMANCE-BASED ROYALTY MODEL
NANO NEUTRALIZATION™ PROCESS

The Monthly Royalty payable under each Site User License authorizing use of the Nano Neutralization™ at a Facility shall be a fixed amount paid to Licensor on a monthly basis during the term of each Site User License. The Monthly Royalty shall equal forty percent (40%) of the Established Savings calculated under and pursuant to the procedures and criteria set forth in this Model.

A. PERFORMANCE TESTING PROTOCOL

1. Within fourteen (14) days following installation of the Nano Neutralization™ process, Licensee and Site User will jointly conduct a performance test to determine the Established Savings that exists between operating with the Facility's existing process (Case 1) and operating with the Facility's existing process plus Nano Neutralization™ (Case 2). A test period consisting of twenty-four (24) hours of continuous operation within +/- ten percent (10%) of the process rate defined in the Site User License (each a "Test Period") will be conducted independently for Case 1 and Case 2.

2. Upon completing the Test Periods for Case 1 and Case 2, respectively, each of the following process factors ("Process Factors") will be measured:

- Neutralizing Oil Loss: Determined by subtracting the total oil flow over 24 hours measured on FT1163-2 from the total oil flow over 24 hours measured on FT1163-1. Units of measurement will be converted to metric tons per day.

- Silica Use: Determined by measuring the mass of silica used over the 24-hour test period. Units of measurement will be converted to kg/day.

- Phosphoric Acid Use: Determined by measuring the mass of phosphoric acid used over the 24-hour test period. Units of measurement will be converted to kg/day.

- Caustic Use: Determined by measuring the mass of silica used over the each (24 hour) Test Period. Units of measurement will be converted to kg/day.

- Steam Use: Determined by measuring the increase in oil temperature and determining the thermodynamic amount of steam required to heat the oil. Units of measurements will be converted to metric tons per day.

- Electricity Use: Determined by adding up the connected power of all motors associated with acid pretreatment and/or Nano Neutralization™. Units of measurement will be converted to kwh/day.

B. ESTABLISHED SAVINGS

1. Weight-Based Savings. The weight-based savings for each of the Process Factors will be determined as follows:

- Daily Oil Yield Savings: Case 1 oil loss – Case 2 oil loss;

- Daily Silica Savings: Case 1 silica use – Case 2 silica use;

- Daily Phosphoric Acid Savings: Case 1 phosphoric acid use – Case 2 phosphoric acid use;

- Daily Caustic Savings: Case 1 silica use – Case 2 silica use;

- Daily Steam Savings: Case 1 steam use – Case 2 steam use;

- Daily Electricity Savings:* Case 1 electricity use – Case 2 electricity use;

       2. <u>Daily Savings Values</u>. The "Daily Savings Value" for each of the weight based savings shall be determined as follows:

- Daily Oil Yield Savings Value: Daily oil yield savings x $__/metric ton;

- Daily Silica Savings Value: Daily silica savings x $__/kg;

- Daily Phosphoric Acid Savings Value: Daily phosphoric acid savings x $__/kg;

- Daily Caustic Savings Value: Daily caustic savings x $__/kg;

- Daily Steam Savings Value: Daily steam savings x $__/metric ton;

- Daily Electricity Savings Value: Daily electricity savings x $__/kwh;

       3. <u>Total Daily Savings Value</u>. The "Total Daily Savings Value" equals the sum of the six (6) Daily Savings Values (as determined in Paragraph B.2. above);

       4. <u>Total Monthly Savings Value</u>: The "Total Monthly Savings Value" equals the Total Daily Savings Value (as determined in Paragraph B.3. above) multiplied by 27;

       5. <u>Established Savings</u>. The "Total Monthly Savings Value" (as determined in Paragraph B.5. above) shall be the "Established Savings" for purposes of determining the Monthly Royalty during the term of each Site User License.

[NOTE: The Established Savings and the Monthly Royalty shall be fixed for the Primary Term of each Site User License and will be redetermined in accordance with the procedures and criteria contained in this Model at the beginning of any Renewal Term exercised under the Site User License].